AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 1997 REGISTRATION NO. 333-__________


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549



FORM S-2

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CROSSMANN COMMUNITIES, INC.
(Exact name of registrant as specified in its charter)

INDIANA
(State or other jurisdiction
     of incorporation or organization)

1521
(Primary Standard Industrial
Classification Code Number)

35-1880120
(I.R.S. Employer
Identification No.)


9202 NORTH MERIDIAN STREET, SUITE 300
INDIANAPOLIS, INDIANA  46260
(317) 843-9514
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



JOHN B. SCHEUMANN
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
CROSSMANN COMMUNITIES, INC.
9202 NORTH MERIDIAN STREET, SUITE 300
INDIANAPOLIS, INDIANA  46260
(317) 843-9514
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:





Steven K. Humke, Esq.              James A. Aschleman, Esq.
Ice Miller Donadio & Ryan          Baker & Daniels
One American Square, Box 82001     300 N. Meridian Street, Suite 2700
Indianapolis, Indiana  46282-0002  Indianapolis, Indiana 46204-1782




     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:

                        CALCULATION OF REGISTRATION FEE




Title of Each Class of Securities to  Amount to be Registered(1)  Proposed Maximum Offering Price per Unit(2)
 be Registered
Common Shares, no par value                     1,725,000 Shares  $                                      24.75


Title of Each Class of Securities to  Proposed Maximum Aggregate Offering Price(2)   Amount of Registration
 be Registered                                                                       Fee(2)
Common Shares, no par value           $                                  42,693,750  $                 12,938


(1) Includes 225,000 Common Shares that may be sold if the over-allotment option granted to the Underwriters is exercised in full. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457, based on the average of the high and low prices reported for Crossmann Communities, Inc. Common Shares on the NASDAQ-NMS on August 11, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

               SUBJECT TO COMPLETION, DATED AUGUST       , 1997

                            2,250,000 COMMON SHARES

                          CROSSMANN COMMUNITIES, INC.

     Of the 2,250,000 Common Shares, no par value (the "Shares"), offered hereby, 1,500,000 Shares are being sold by Crossmann Communities , Inc., an Indiana corporation (the "Company"), and 750,000 are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Shares are quoted on the Nasdaq National Market System under the symbol "CROS." On August 14, 1997, the last reported sale price of the Shares as quoted on the Nasdaq National Market System was $26.375 per Share. This price has not been adjusted to reflect a three-for-two split of the Shares to be effected by a Share dividend payable on August 25, 1997. Except as otherwise noted, all other information in this Prospectus, including financial information, Share and per Share data, has been adjusted to reflect a three-for-two split of the Shares.



     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.




   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.






            Price to Public   Underwriting      Proceeds to    Proceeds to Selling Shareholders
                              Discounts and     Company (2)
                              Commissions (1)
Per Share   $                 $                 $              $
Total(3)    $                 $                 $              $

(1)     The Company and the Selling Shareholders have agreed to indemnify the several
Underwriters against certain liabilities, including liabilities under the Securities Act of
1933.  See "Underwriting."

(2)     Does not include expenses payable by the Company estimated to be $290,000.

(3)     The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 337,500 additional Shares solely to cover over-allotments, if any.  If such option is exercised in full, the total Price to Public, Underwriting Discounts and
Commissions, Proceeds to Company and Proceeds to  Selling Shareholders will be $_______,
$_______, $_______ and $______, respectively.  See "Underwriting."





     The Shares are offered by the Underwriters, subject to receipt and acceptance of the Shares by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the Shares will be made against payment therefor at the offices of McDonald & Company Securities, Inc. or through the facilities of The Depository Trust Company on or about September ___, 1997.


McDonald & Company
Securities, Inc.
Dillon, Read & Co. Inc.

Raymond James & Associates, Inc.

             The date of this Prospectus is _______________, 1997.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

   A COLLAGE OF PHOTOGRAPHS OF THE COMPANY'S PRODUCTS WILL BE INSERTED HERE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.
Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site, located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Shares are listed on the Nasdaq National Market System, and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

     Unless the context otherwise requires, references herein to the "Company" include the Company and its direct and indirect subsidiaries.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 000-22562).

     2. The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1997 (File No. 000-22562).

     3. The Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (File No. 000-22562).

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE INFORMATION THAT ARE INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO JENNIFER A. HOLIHEN, CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY, CROSSMANN COMMUNITIES, INC., AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, 9202 N. MERIDIAN ST., SUITE 300, INDIANAPOLIS, INDIANA 46260, TELEPHONE NUMBER (317) 843-9514. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED FOR THE COSTS OF REPRODUCTION AND MAILING.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."
     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     "Trimark" is a federally registered service mark for real estate development services that is owned by the Company. The Company has not yet registered its "Deluxe" or its "New American Homes" trademark. "Crossmann Communities" is a federally registered service mark for construction planning, laying out residential communities and residential construction services that is owned by the Company. This Prospectus also includes trade names, trade marks and service marks of other companies.

                     PROSPECTUS SUMMARYPROSPECTUS SUMMARY

     Except as otherwise noted, all information in this Prospectus, including financial information, Share and per Share data (i) assumes no exercise of the Underwriters' over-allotment option and (ii) has been adjusted to reflect a three-for-two split of the Shares to be effected by a Share dividend declared by the Company's Board of Directors (the "Board") on August 7, 1997 and payable on August 25, 1997.

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included elsewhere in this Prospectus.

     THE COMPANY

     The Company develops, constructs and markets single family homes in nine markets in Indiana, Ohio and Kentucky. The Company targets primarily first-time and first move-up home buyers. During the 12 months ended June 30, 1997, the Company closed 2,339 homes with an average selling price of approximately $112,000.

     The Company has been profitable every year since 1975 and in 1996 recorded its tenth consecutive year of growth in both sales and net income. During the five-year period ended December 31, 1996, the Company's sales and operating income increased at a compounded annual growth rate of 40.2% and 44.2%, respectively. Over the three years ended December 31, 1996, the Company's net income per Share increased at a compounded annual growth rate of 39.3%. During the 12 months ended June 30, 1997, the Company's sales and net income were approximately $263.0 million and $16.9 million, respectively.

     The Company's proven operating strategy is comprised of the following principal elements:

     Focus on Entry-level Market. The Company is focused on providing affordably priced, entry-level and first move-up single family homes. Based on current market conditions and available financing programs, the Company's homes can be purchased by a qualifying buyer having an annual income as low as $27,000. The Company's experience has been that this market offers significant and stable long-term demand for its products. The Company provides a high level of counseling to new home buyers on available financing options that address the financial concerns of the entry-level buyer. For first move-up buyers, the Company has devised a Guaranteed Sale Program which assists customers with the sale of their existing homes.

     Emphasis on Customer Service.   The Company serves its customers by
offering quality construction and a comprehensive warranty. In addition, the Company has a policy of not closing on a home until it passes a number of
quality standards which are verified at pre-closing inspections.   The Company
also conducts post-closing inspections 90 days and one year after closing.

     Standardized Construction and Home Design. Management believes that entry-level housing generally allows high volume homebuilders, such as the Company, to build a standardized product permitting cost efficiencies that result in higher margins. Typically, the Company seeks to utilize mass production techniques and prepackaged components to streamline on-site construction and reduce delays and expenses associated with integrating new design requirements. Through volume purchasing, the Company is able to offer quality brand name products, including Whirlpool appliances, Armstrong flooring, DuPont Stainmaster carpeting, Porter Paints and Delta Faucets , as standard items in its homes.

     Active Land Development. The Company currently develops approximately one-half of the lots upon which it builds its homes. This practice is generally cost effective and gives the Company the ability to (i) reduce its cost per lot developed, (ii) ensure an adequate and timely supply of buildable lots, (iii) construct homes on contiguous lots to further reduce construction costs and (iv) control the developments in which the Company builds homes.

     Entry Into New Markets. Since the Company's initial public offering in 1993, it has entered seven new markets and intends to continue exploring opportunities to expand its homebuilding operations in similar markets where it can implement its operating strategy. The Company has entered three new markets through acquisitions of local homebuilders and four new markets through start-up operations. It is probable that the Company will continue to make selected acquisitions of other homebuilders in connection with its expansion into new markets as management believes that this process may shorten the time required to become profitable in a new market.

     The Company was incorporated under the laws of Indiana in 1992. The Company's principal executive offices are located at 9202 North Meridian Street, Suite 300, Indianapolis, Indiana 46260, and its telephone number is
(317) 843-9514.

                              RECENT DEVELOPMENTS

     The Company has entered into a non-binding letter of intent to form a joint venture with Trinity Homes, Inc. ("Trinity"), a homebuilder based in Indianapolis, Indiana. Trinity will contribute its operating assets and related liabilities and the Company will contribute a specified amount of cash, each for a 50.0% interest in the joint venture.

     Trinity builds homes targeted to the first and second move-up buyer. According to its management, Trinity closed 412 homes in the Indianapolis market in 1996. The Company believes that participation in the joint venture will solidify its position as the leading homebuilder in Indianapolis and enhance its land position in this market.

     The Company has also entered into a non-binding letter of intent to acquire the Memphis, Tennessee division of Heartland Homes, LLC ("Heartland Homes"), a homebuilder based in Oklahoma City, Oklahoma. The Company will acquire the assets of the Memphis division in exchange for cash and the assumption of the liabilities associated with the acquired assets.

     Heartland Homes builds homes targeted to the first-time and first move-up buyer. According to its management, Heartland Homes closed 82 homes in the Memphis market in 1996. The Company believes the Memphis market offers stable economic characteristics similar to those of its existing markets, including a diversified industrial base and an adequate supply of undeveloped land and developed lots.

     The Company's aggregate investment in these proposed transactions will be approximately $10.0 million. Consummation of each of these proposed transactions is contingent on numerous conditions, including due diligence, the negotiation of definitive agreements and receipt of various consents and approvals.




THE OFFERING



Shares offered by the Company                         1,500,000 Shares

Shares offered by the Selling Shareholders              750,000 Shares

Shares to be outstanding after the Offering (1)      10,754,678 Shares

Nasdaq National Market System Symbol             CROS

Use of Proceeds                                  To repay indebtedness


(1) Excludes 385,200 Shares issuable upon the exercise of outstanding stock options as of June 30, 1997, of which options to purchase 380,200 Shares were exercisable on that date. The Company has a stock option plan for employees and a stock option plan for non-employee directors. An aggregate of 494,988 Shares are available for issuance pursuant to such plans.


  SELECTED FINANCIAL AND OPERATING DATASELECTED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The following selected financial and operating data of the Company were derived from the Company's audited financial statements as of and for the years ended December 31, 1992 through 1996 and from unaudited interim financial statements as of and for the six months ended June 30, 1996 and 1997. The unaudited interim consolidated financial statements reflect all adjustments consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Results for interim periods are not necessarily indicative of full-year results. See "Risk Factors-Fluctuations in Quarterly Operating
Results."   The information presented below should be read in conjunction with
"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.






                              YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,
                                                1992(1)                    1993(1)                      1994

STATEMENT OF INCOME DATA:
Sales of residential
real estate                   $                 59,360   $                 83,750   $                112,140
Gross profit                                    13,494                     18,575                     24,494
Income from operations                           5,741                     10,540                     12,566
Net income                                       5,858                      9,949                      7,751
Net income per Share                                 -                          -                        .85

OPERATING DATA
(UNAUDITED):
Number of closings (2)                             616                        852                      1,073
Average home sales price      $                 95,909   $                 97,400   $                104,250
Homes in backlog (at period                        219                        366                        345
end) (2)
Number of markets                                    2                          3                          5
(at period end)




                         YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,   SIX MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
                                            1995                      1996                       1996                         1997
                                                                                           (UNAUDITED)                  (UNAUDITED)
STATEMENT OF INCOME DATA:
Sales of residential
real estate               $                177,590  $                229,485  $                    82,809 $                116,360
Gross profit                                35,704                    48,051                       16,964                   23,722
Income from operations                      18,621                    24,854                        6,616                    9,780
Net income                                  11,111                    15,066                        3,994                    5,793
Net income per Share                          1.22                      1.65                          .44                      .63

OPERATING DATA
(UNAUDITED):
Number of closings (2)                         1,675                     2,068                        765                    1,036
Average home sales price    $                106,024  $                110,970  $                 108,250 $                112,320
Homes in backlog (at period                      757                     1,006                      1,481                    1,638
end) (2)
Number of markets                                  5                         8                          8                        9
(at period end)










                            DECEMBER 31,    DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30, 1997
                                   1992(1)         1993(1)           1994           1995           1996  ACTUAL
                                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents   $         357   $       3,651   $           -  $       5,233  $         100  $           100
Real estate inventories            17,206          34,976          54,667         69,683        113,202          137,562
Total assets                       19,079          44,621          62,026         83,954        128,336          155,980
Total debt                          3,401          11,583          20,554         25,472         49,326           66,102
Total shareholders' equity          9,289          25,267          33,011         44,212         59,649           66,332




                            JUNE 30, 1997
                            AS ADJUSTED(3)
                                (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents   $           100
Real estate inventories             137,562
Total assets                        155,980
Total debt                           41,472
Total shareholders' equity           90,962

________________________
(1)     The data for the years ended December 31, 1992 and 1993 include the separate capital structures of the Company's predecessor entities and are presented on a combined basis as companies under common control and, therefore, do not provide a meaningful basis for presentation of earnings per share data.  The Company's predecessor entities were S corporations and therefore made no provisions for income taxes.
(2)     A home is included in "closings" when title is transferred to the buyer.  Sales of residential real estate and cost of sales are recognized at the date of closing.  A home is included in "backlog" after a sales contract is executed and prior to the transfer of title to the buyer.  See "Management's Discussion and Analysis of Financial Condition and
Results of Operations."
(3)     As adjusted to reflect the sale of 1,500,000 Shares being offered by the Company and the application of the net proceeds therefrom to reduce indebtedness outstanding under the Company's $60.0 million unsecured line of credit.

                           RISK FACTORSRISK FACTORS

     This Prospectus contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance, the Company's operations, performance, financial condition, growth and acquisition strategies and margins and growth in sales of the Company's products. For this purpose, any statement contained in this Prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described below under this "Risk Factors" Section and elsewhere in this Prospectus. Prospective investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, prior to making an investment in the Shares.

     GENERAL ECONOMIC, REAL ESTATE AND OTHER CONDITIONS. The Company's financial performance is significantly affected by changes in national and local economic and other conditions, including employment levels, interest rates, availability of financing, consumer confidence and housing demand. The majority of the homes in the Company's product lines are targeted to first-time home buyers who often obtain financing under programs sponsored by the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"). These programs enable buyers to purchase homes with lower down payments than conventional mortgage lenders and allow participants to direct a larger percentage of their incomes toward housing expenses. As these programs generally require the buyer to have a reliable source of income to qualify for financing, the Company's financial performance also is dependent upon a low unemployment rate. Any reduction in the scope or funding of FHA/VA mortgage programs or an increase in the unemployment rate could have a material adverse affect on the Company's business, financial condition and results of operations. Additionally, if mortgage interest rates increase and the ability of prospective buyers to finance home purchases is adversely affected thereby, the Company's business, financial condition and results of operations may be materially adversely affected.

     In addition, the Company's operations are subject to various risks, many of which are outside the control of the Company, including (i) competitive overbuilding, (ii) availability and cost of building lots, (iii) availability and cost of materials and labor, (iv) adverse weather conditions, (v) changes in government regulations, including regulations concerning the environment, zoning, building design and density requirements and (vi) increases in real estate taxes and other local government fees. The Company generally does not pass on cost increases to customers who have signed purchase contracts. Therefore, an increase in its cost of operations as a result of one or a combination of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     GEOGRAPHIC CONCENTRATION AND RISKS INHERENT IN EXPANSION. The Company's operations are currently focused principally in Indianapolis, Indiana and its surrounding areas, including Lafayette, Fort Wayne and Columbus, Indiana. The Company also has operations in Columbus, Cincinnati and Dayton, Ohio and Louisville and Lexington, Kentucky and intends to expand into Memphis, Tennessee and other markets. See "Prospectus Summary-Recent Developments." Adverse general economic conditions in any of these markets could have a material adverse effect upon the Company's business, financial condition and results of operations.

     Growth in the Company's revenues and earnings will depend in part on the Company's ability to expand into other geographic areas. Expansion by the Company involves elements of risk not found in its current business operations. New markets may prove to be less stable and may involve delays, problems and expenses not typically found by the Company in its existing markets. The success of the Company's expansion plans will be dependent upon, among other things, identifying favorable acquisition candidates, successfully integrating and managing operations in new markets, developing relationships with local contractors and suppliers, acquiring and developing land and hiring additional personnel. While the Company has acquired two homebuilders in the last eighteen months, there can be no assurance that the Company will be able to identify other attractive acquisition candidates or that any future acquisitions will be successful. See "Prospectus Summary-Recent Developments" and "Business-Markets."

     COMPETITION.   The development and sale of residential properties is
highly competitive. The Company competes in the sale of homes with other homebuilders and with the resale market for existing homes. The Company competes with other homebuilders on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price. The Company competes against local, regional and national homebuilders, some of which have greater financial and other resources than the Company. The Company competes with these homebuilders for both undeveloped land and developed lots upon which it can build homes. As a result, the Company has historically experienced lower operating margins and sales in the early stages of operations in a new market. The Company also competes for home sales with individual resales of existing homes and condominiums. The resale market for existing homes is attractive for home buyers because buyers can generally take occupancy of their homes more quickly and resale homes are often less expensive and are generally located in established neighborhoods. The Company attempts to meet this competition from the home resale market by offering benefits which this market cannot provide, notably the latest design features, the flexibility to select interior and exterior finishes, new home warranties and more desirable locations from which to choose a home site.

     DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent on a number of key employees, including Mr. John B. Scheumann, the Chairman of the Board and Chief Executive Officer of the Company, and Mr. Richard H. Crosser, the President and Chief Operating Officer of the Company. Neither Mr. Scheumann nor Mr. Crosser is subject to an employment or non-competition agreement. The Company's ability to implement its business strategy is substantially dependent upon its ability to attract and retain skilled personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more key employees, including Messrs. Scheumann and Crosser, or the failure to attract and retain qualified employees could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

     LOCATING AND ACQUIRING SUITABLE LAND. The Company's operating strategy is premised on the purchase of undeveloped land and developed lots at competitive prices. Factors beyond the Company's control, including inflation, zoning and density requirements and competition, can have an adverse effect on the ability of the Company to purchase land at prices suitable for the profitable development of communities targeted to the first-time and first move-up home buyer. Moreover, there can be no assurance that the Company will be successful in acquiring suitable land for development in additional markets. If the Company is unable to locate and acquire suitable land which it can profitably develop, its business, financial condition and results of operations could be materially adversely affected.

     GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS. The housing industry and the Company are subject to increasing local, state and federal statutes, ordinances, rules and regulations concerning zoning, resource protection, building design, construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of residences that can eventually be built within the boundaries of a particular location. Furthermore, in developing a project the Company must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal.

     The length of time necessary to obtain permits and approvals increases the carrying cost of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays, cause the Company to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas.
To date, the governmental approval processes discussed above have not had a material adverse effect on the Company's development activities. In addition, because the Company purchases land contingent upon necessary zoning, restrictive zoning issues also have not had a material adverse effect on the Company's development activities. However, there is no assurance that these and other restrictions will not adversely affect the Company's development activities and thus its business, financial condition and results of operations in the future.

     The Company generally will condition its obligation to purchase land on, among other things, an environmental review of the land. However, there can be no assurance that the Company will not incur material liabilities relating to the removal of toxic wastes or other environmental matters affecting land owned by the Company or land which the Company no longer owns. To date, the Company has not incurred any liability related to the removal of toxic wastes or other environmental matters and to its knowledge has not acquired any land with environmental problems; however, there can be no assurance that the Company will not incur such liabilities or acquire land with environmental problems in the future. If the Company is liable for the removal of toxic wastes or other environmental matters, its business, financial condition and results of operations could be materially adversely affected.

     FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company has experienced in the past, and expects to experience in the future, fluctuations in quarterly operating results. The Company typically does not commence significant construction on a home before a sales contract has been executed. See "Business-Construction." A significant percentage of the Company's sales contracts are executed during the first four months of the year. Construction of a home typically requires three months and, with weather delays that often occur during late winter and early spring, may take somewhat longer. As a result, the Company historically has experienced higher revenues and operating income during the third and fourth quarters of the calendar year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     CONTROL RELATIONSHIPS. Messrs. Scheumann and Crosser will have voting control of approximately 37.7% of the outstanding Shares after giving effect to the Offering. As a result, they will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.
This control of the Company could preclude or make it more difficult to effect an acquisition of the Company which is not on terms acceptable to Messrs. Scheumann and Crosser. See "Principal and Selling Shareholders."

     SHARES ELIGIBLE FOR FUTURE SALE. The Shares offered hereby will be freely transferable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act. Virtually all of the Shares, other than Shares held by affiliates of the Company, are freely tradable. After the Offering, the affiliates of the Company will own 4,377,767 Shares in the aggregate. Shares held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder. The Company, its directors and executive officers and certain other shareholders have agreed not to sell, transfer or otherwise dispose of any Shares or any securities convertible into or exchangeable or exercisable for Shares without the consent of McDonald & Company Securities, Inc. for a period of 180 days after the date of this Prospectus, except for awards of management stock options or issuances of Shares upon the exercise of outstanding stock options or pursuant to other employee benefit plans. The sale or issuance or the potential for sale or issuance of such Shares could have an adverse effect on the market price of the Shares.

     EFFECT OF ANTI-TAKEOVER PROVISIONS. The Company's Amended and Restated Articles of Incorporation ("Articles") authorize the Company's Board to issue, without shareholder approval, up to ten million preferred shares with such rights and preferences as the Board may determine in its sole discretion. The Company's Employee Stock Option Plan and Outside Director Stock Option Plan provide that all outstanding options vest and become immediately exercisable upon a merger of the Company or a similar transaction. Certain provisions of Indiana law could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Further, certain provisions of Indiana law impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. The foregoing provisions could discourage an attempt by a third party to acquire a controlling interest in the Company without the approval of the Company's management even if such third party were willing to purchase Shares at a premium over the then market price. See "Description of Capital Stock."

     NO CASH DIVIDENDS. The Company has not paid cash dividends on its Shares since its initial public offering in October 1993. The Company anticipates that future earnings will be retained to finance the continuing development of its business and does not anticipate paying cash dividends on its Shares in the foreseeable future. The Company is party to credit agreements with noteholders and commercial banks which prohibit the payment of cash dividends on the Shares without the lenders' consent. See "Dividend Policy."

                        USE OF PROCEEDSUSE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 Shares in the Offering are estimated to be $24.6 million ($26.5 million if the Underwriters' over-allotment option is exercised in full), at an assumed offering price of $17.58 per Share. The net proceeds will be used by the Company to reduce indebtedness outstanding under a $60.0 million unsecured line of credit. The Company intends to use the increased availability of funding under the line of credit to finance land acquisition and development and for future expansion into new markets, including the possible acquisition of other homebuilders. The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders.

                      SHARE PRICE RANGESHARE PRICE RANGE

     The Shares trade on the Nasdaq National Market System under the symbol "CROS." During the year ended December 31, 1996, the high closing sale price per Share as reported by the Nasdaq National Market System was $14.50, and the low closing sale price per Share was $10.50.

     High and low closing prices for the last two fiscal years and the first two quarters of 1997 were:





                 1995   1995    1996    1996    1997    1997
QUARTER ENDED  HIGH    LOW    HIGH    LOW     HIGH    LOW
March 31       $ 6.33  $3.50  $14.00  $11.67  $13.83  $10.50
June 30          7.33   5.83   14.50   11.67   14.50   12.67
September 30    10.67   7.00   13.17   10.83
December 31     12.67   9.33   12.92   10.50


     The closing sale price of the Shares as reported on the Nasdaq National Market System on August 14, 1997 was $26.375 per Share. This price does not reflect a three-for-two stock split to be effected by a share dividend payable on August 25, 1997. As adjusted for the stock split, the closing sale price on August 14, 1997 would have been $17.58 per Share. As of August 14, 1997 there were 49 holders of record of the Shares. The transfer agent for the Shares is American Stock Transfer & Trust, 40 Wall Street, New York, NY 10005. The Company believes that there are approximately 890 beneficial owners of the Shares.

                        DIVIDEND POLICYDIVIDEND POLICY

     The Company has not paid cash dividends on its Shares since its initial public offering in October 1993. The Company anticipates that future earnings will be retained to finance the continuing development of its business and does not anticipate paying cash dividends on its Shares in the foreseeable future. The Company is party to credit agreements with noteholders and commercial banks which prohibit the payment of cash dividends on the Shares without the lenders' consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

                         CAPITALIZATIONCAPITALIZATION

     The following table sets forth (i) the capitalization of the Company as of June 30, 1997 and (ii) the capitalization of the Company, as adjusted, to reflect the issuance and sale of Shares offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds." The following data should be considered in connection with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.






                                                                               JUNE 30, 1997   JUNE 30, 1997
(IN THOUSANDS)                                                                 UNAUDITED       UNAUDITED
                                                                               ACTUAL          AS ADJUSTED (1)
Debt
  Line of credit                                                               $       43,329  $         18,699
  Senior notes                                                                         22,222            22,222
  Other debt                                                                              551               551
    Total debt                                                                         66,102            41,472
Shareholders' equity (2):
  Preferred Shares, 10,000,000 Shares authorized; none outstanding                          -                 -
  Common Shares, 30,000,000 Shares authorized; 9,254,678 Shares issued and
       outstanding and 10,754,678 Shares issued and outstanding, as adjusted           25,290            49,920
  Retained earnings                                                                    41,042            41,042
    Total shareholders' equity                                                         66,332            90,962
    Total capitalization                                                       $      132,434  $        132,434

________________________

(1)     As adjusted to reflect the sale of 1,500,000 Shares being offered by the Company and the application of the net proceeds therefrom to reduce indebtedness outstanding under the Company's $60.0 million unsecured line of credit.
(2)     Excludes 385,200 Shares issuable upon the exercise of outstanding stock options as of June 30, 1997, of which options to purchase 380,200 Shares were exercisable on that date.  The Company has a stock option plan for employees and a stock option plan for non-employee directors.  An aggregate of 494,988 Shares are available for issuance pursuant to such plans.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF
     OPERATIONSMANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial and Operating Data" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussions in this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors," as well as those discussed elsewhere in this Prospectus.

     The Company achieved an impressive growth rate over the five-year period ended December 31, 1996 with sales and operating income increasing at a compounded annual growth rate of 40.2% and 44.2%, respectively. The Company's growth has come primarily from continued growth in its core markets, through effective land development and new product introductions and entry into new markets. The Company intends to continue strategic expansion into new markets that offer stable economic characteristics similar to those of its existing markets. The Company plans to implement this strategy through start-up operations and the acquisition of existing homebuilders. The Company often experiences a number of additional costs associated with geographic expansion, including costs associated with integrating a start-up operation or acquired entity into the Company's systems, establishing relationships with local subcontractors and suppliers and establishing a favorable land position.
These increased costs generally result in lower margins during the initial stages of operations in a new market. Additionally, sales typically are lower in the early stages of operations in a new market. Historically, the Company's margins and sales performance in its new markets have improved over time.

RESULTS OF OPERATIONS

     The following table sets forth certain data relating to the operations of the Company for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1996 and 1997. Results of operations for the first six months of 1997 may not be indicative of the results for the full year.






                                       YEAR ENDED      YEAR ENDED      YEAR ENDED      SIX MONTHS        SIX MONTHS
                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ENDED JUNE 30,    ENDED JUNE 30,
                                                                                            (unaudited)       (unaudited)
OPERATING DATA (AT END OF PERIOD,
UNAUDITED):                                     1994            1995            1996              1996              1997
Closings (for the period ended)                1,073           1,675           2,068               765             1,036
Homes in backlog                                 345             757           1,006             1,481             1,638
Aggregate sales value of units in
   Backlog (in millions)               $          36   $          80   $         108   $           158   $           178
Average sales price of
   Units in backlog                    $     105,098   $     105,150   $     107,440   $       106,685   $       108,550
PERCENTAGE OF SALES:
Sales of residential real estate               100.0%          100.0%          100.0%            100.0%            100.0%
Cost of residential real estate sold            78.2            79.9            79.1              79.5              79.6
Gross profit                                    21.8            20.1            20.9              20.5              20.4
Selling, general and administrative
   Expenses                                     10.6             9.6            10.1              12.5              12.0
Income from operations                          11.2            10.5            10.8               8.0               8.4
Other income (expense)                           0.2            0.01            (0.1)              0.0               0.0
Income before income taxes                      11.4            10.5            10.7               8.0               8.4
Income taxes                                     4.5             4.2             4.2               3.2               3.4
Net income                                       6.9%           6.3 %            6.5%             4.8 %             5.0 %


BACKLOG

     Backlog at June 30, 1997 was 1,638 homes with an aggregate sales value of approximately $177.8 million, compared to 1,481 homes with an aggregate sales value of approximately $158.0 million at June 30, 1996, an increase in the number of homes in backlog of approximately 10.6%. This increase reflects a higher year-end backlog (1,006 at December 31, 1996 compared to 757 at December 31, 1995) and stronger orders in the first six months of 1997 (1,668 contracts written in the first six months of 1997, compared to 1,490 in the first six months of 1996), an increase of 12.0%. Indianapolis, Southern Indiana and all Ohio markets showed strong improvement in orders in the first six months of 1997. Louisville, which had no marketing presence in the first six months of 1996, also posted strong orders in the first six months of 1997. On June 13, 1997, the Company acquired a company in Lexington, Kentucky that had a backlog of 45 homes at the time of purchase.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1996

     Sales increased approximately $33.6 million, or 40.5%, to approximately $116.4 million for the six months ended June 30, 1997 from approximately $82.8 million for the six months ended June 30, 1996. Sales were higher primarily as a result of increased home sales (1,036 homes were sold in the six months ended June 30, 1997 compared to 765 homes sold during the six months ended June 30, 1996), and higher selling prices, (approximately $112,000 per home for the six months ended June 30, 1997 as compared to approximately $108,000 during the same period in 1996). Mild weather and improving production systems in the Company's newer divisions also contributed to the increase in sales.

     Gross profit increased approximately $6.8 million, or 39.8%, to approximately $23.7 million for the six months ended June 30, 1997 from approximately $16.9 million for the six months ended June 30, 1996, representing 20.4% of sales in the first six months of 1997 as compared to 20.5% of sales in the first six months of 1996. This increase is attributable primarily to the increased number of closings in the first six months of 1997 as compared to the same period in 1996. As a percentage of sales, gross profit was relatively flat.

     Selling, general and administrative expenses increased approximately $3.6 million, or 34.7%, to approximately $13.9 million for the six months ended June 30, 1997 from approximately $10.3 million for the six months ended June 30, 1996. This increase reflects increased sales commissions on the higher sales volume and higher advertising and administrative expenses associated with the Company's new divisions. The Company incurred approximately $400,000 in non-recurring charges associated with the negotiated release from an employment agreement with the seller of Tom Peebles Builders, Inc. and legal and administrative expenses associated with a terminated acquisition.
Selling, general and administrative expenses decreased as a percentage of sales to 12.0% in the first six months of 1997 from 12.5% in the first six months of 1996.

     Income before income taxes increased approximately $3.0 million, or 46.2%, to approximately $9.7 million for the six months ended June 30, 1997 from approximately $6.7 million for the six months ended June 30, 1996. This represents an increase to 8.4% of sales in the first six months of 1997 from 8.0% of sales in the first six months of 1996. Net income increased approximately $1.8 million, or 45.1%, to approximately $5.8 million in the first six months of 1997 from approximately $4.0 million in the first six months of 1996. Net income as a percentage of sales increased to 5.0% in the first six months of 1997 from 4.8% in the first six months of 1996. The Company's effective tax rate was 40.5% in the first six months of 1997 as compared to 40.0% in the first six months of 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Sales increased by approximately $51.9 million, or 29.2%, to approximately $229.5 million in 1996 from approximately $177.6 million in 1995. Sales were higher primarily as a result of increased home sales, (2,068 homes were sold in 1996 compared to 1,675 homes sold in 1995). Management attributes increased volume in its markets to aggressive marketing programs and to the comparatively high value of the Company's product compared to others offered in the marketplace. Average selling price was also higher, approximately $111,000 in 1996, compared to approximately $106,000 in 1995. The average selling price increased because of the larger contribution of sales from Ohio. In the Company's Ohio markets, most new homes are sold with basements while in Indiana, most new homes are sold on a slab foundation.

     Gross profit increased by approximately $12.4 million, or 34.6%, to approximately $48.1 million in 1996 from approximately $35.7 million in 1995, representing 20.9% of sales in 1996 as compared to 20.1% of sales in 1995. The increase in gross profit is attributable in part to moderating interest rates resulting in lower contributions by the Company to customers' mortgage loan discount points.

     Selling, general and administrative expenses increased approximately $6.1 million, or 35.8%, to approximately $23.2 million in 1996 from approximately $17.1 million in 1995. Selling, general and administrative expenses increased as a percentage of sales from 9.6% in 1995 to 10.1% in 1996. Management believes that the increase reflects higher general and administrative expenses incurred with the addition of the new homebuilding divisions in Southern Indiana and Louisville, Kentucky.

     Due primarily to the increase in unit sales, income before income taxes for 1996 increased approximately $6.0 million, or 32.4%, to approximately $24.7 million in 1996 from approximately $18.6 million in 1995. This represents an increase to 10.7% of sales in 1996 from 10.5% of sales in 1995. Net income increased approximately $4.0 million, or 35.6%, to approximately $15.1 million in 1996 from approximately $11.1 million in 1995. Net income as a percentage of sales increased to 6.6% in 1996 from 6.3% in 1995. The Company's effective tax rate was 38.9% in 1996 as compared to 40.3% in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Sales increased by approximately $65.5 million, or 58.0%, to approximately $177.6 million in 1995 from approximately $112.1 million in 1994. This increase was primarily a result of increased home sales (1,675 homes were sold in 1995 compared to 1,073 homes sold in 1994). Sales increased in all divisions except the Lafayette division where they were approximately flat. The Ft. Wayne and Cincinnati divisions, in their first full year of operation, contributed 116 closings and 159 closings, respectively, in 1995 compared with 12 closings and 13 closings, respectively, in 1994. Management attributes increased volume in its markets to aggressive marketing programs, mortgage rate lock-ins provided to customers during a period of fluctuating interest rates in the early part of 1995 and consumer confidence due to stable interest rates in the latter part of 1995. Average selling price was also higher, approximately $106,000 in 1995, compared to approximately $104,000 in 1994.

     Gross profit increased by approximately $11.2 million, or 46.0%, to approximately $35.7 million in 1995 from approximately $24.5 million in 1994, representing 20.1% of sales in 1995 as compared to 21.8% in 1994. The decrease in gross profit percentage is attributable in part to increased contributions by the Company to customers' mortgage loan discount points. It is likely the Company will continue to make this expenditure to retain customers when interest rates fluctuate.

     Selling, general and administrative expenses increased approximately $5.2 million, or 43.2%, to approximately $17.1 million in 1995 from approximately $11.9 million in 1994. Selling, general and administrative expenses decreased as a percentage of sales to 9.6% in 1995 from 10.6% in 1994. Management believes that the percentage decrease reflects increased sales from the new homebuilding divisions in Ft. Wayne and Cincinnati and increased fees from Crossmann Mortgage Corp., the Company's mortgage brokerage subsidiary.

     Due primarily to the increase in unit sales, income before income taxes for 1995 increased approximately $5.8 million, or 45.7%, to approximately $18.6 million in 1995 from approximately $12.8 million in 1994. This represents a decrease to 10.5% of sales in 1995 from 11.4% of sales in 1994. Net income increased approximately $3.4 million, or 43.4%, to approximately $11.1 million in 1995 from approximately $7.8 million in 1994. Net income as
a percentage of sales was 6.3% in 1995 compared to 6.9% in 1994.   The
Company's effective tax rate was 40.3% in 1995 as compared to 39.4% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary uses of capital are home construction costs and the purchase and development of land. Real estate inventories were approximately $137.6 million, or 88.2% of total assets, at June 30, 1997 compared to approximately $113.2 million, or 88.2% of total assets, at June 30, 1996. To ensure the availability of developed lots for future operations, from time to time in the normal course of business, the Company contracts to purchase a portion of its developed lots from outside developers. At June 30, 1997, total commitments for lot purchases were approximately $153.8 million, representing approximately 7,745 lots. The purchases of these lots are subject to various conditions imposed on both the sellers and the Company. Capital is also used for the addition and improvement of equipment used in administering the business, for the building and development of multi-family housing, and for model home furnishings.

     At June 30, 1997, the Company had a cash balance of $100,000. During the first six months of 1997, cash expenditures were financed with cash from operations and with borrowings from a $60.0 million unsecured line of credit with Bank One, Indianapolis, N.A. and its participant, NBD Bank, N.A. The line of credit bears interest at the bank's prime lending rate, but permits portions of the outstanding balance to be committed for fixed periods of time at a rate equal to LIBOR plus 2.4%. For the first six months of 1997, the interest rate on the line of credit was 8.3%. The credit facility matures March 31, 1999. The Company also has approximately $22.2 million of senior notes outstanding, payable over eight years at a fixed interest rate of 7.625%, held by the Minnesota Mutual Life Insurance Company and Combined Insurance Company of America. On December 21, 1997, the Company will make a scheduled reduction in the outstanding principal balance of the senior notes of $2,777,778.

     Both the note agreements and the bank line of credit require compliance with certain financial and operating covenants and place certain limitations on the Company's investments in land and unconsolidated joint ventures. The agreements also restrict payments of cash dividends on the Shares by the Company. The acquisition of Cutter Homes, Ltd. on June 13, 1997 caused the Company to exceed the debt to tangible base requirements of the senior notes. The Company's management believes that the Company will be in compliance on the next measurement date, September 30, 1997, and the holders of the senior notes have waived compliance with the covenant through that date.

     After the proceeds from this offering are used to repay a portion of the outstanding borrowings under the line of credit, the Company believes that the line of credit will provide the Company with adequate liquidity for planned internal growth and capital expenditures. In the event that the Company seeks to accelerate growth through the acquisition of large parcels of land or of other homebuilders, additional capital may be necessary. The Company believes that such capital could be obtained from banks, the issuance of additional Shares, seller financing or other financing alternatives.

INFLATION

     The Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. To date, inflation has not had a material adverse effect on the Company's business, financial condition and results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future business, financial condition and results of operations.

SEASONALITY

     The Company's business is subject to weather-related seasonal factors which can affect quarterly results of operations. During the first and second quarters of the year, weather conditions usually restrict site development work and limit construction. This generally results in fewer closings during this period although the Company attempts to mitigate the effect of winter weather by building an inventory of foundations in the fall. Results of operations during the first half of the year may reflect increased costs associated with adverse weather. The number of sales contracts signed tends to rise during the first four months of the year, creating a backlog which declines during the second half of the year. A home is included in "backlog" upon the execution of a sales contract by the customer, and sales and cost of sales of a home are recognized when title is transferred and the home is delivered to the buyer at closing.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, was issued which establishes new standards for computing and presenting earnings per share ("EPS"). Specifically, SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. Management has determined that the adoption of SFAS No. 128 will not have a material effect on the Company's calculation of net income per Share.
     In June 1997, SFAS No. 130, Comprehensive Income, was issued which becomes effective in 1998 and requires reclassification of earlier financial statements for comparative purposes. SFAS No. 130 requires that changes in the amounts of certain items, including foreign currency translation adjustments and gains and losses on certain securities, be shown in the financial statements. SFAS No. 130 does not require a specific format for the financial statement in which comprehensive income is reported, but does require that an amount representing total comprehensive income be reported in that statement. Management has not yet determined the effect, if any, of SFAS No. 130 on the Company's consolidated financial statements.

     Also in June 1997, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, was issued. This Statement will change the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management has not yet determined the effect, if any, of SFAS No. 131 on the Company's consolidated financial statements.

                               BUSINESSBUSINESS

GENERAL

     The Company develops, constructs and markets single family homes in nine markets in Indiana, Ohio and Kentucky. The Company targets primarily first-time and first move-up home buyers. During the 12 months ended June 30, 1997, the Company closed 2,339 homes with an average selling price of approximately $112,000.

     The Company has been profitable every year since 1975 and in 1996 recorded its tenth consecutive year of growth in both sales and net income. During the five-year period ended December 31, 1996, the Company's sales and operating income increased at a compounded annual growth rate of 40.2% and 44.2%, respectively. Over the three years ended December 31, 1996, the Company's net income per Share increased at a compounded annual growth rate of 39.3%. During the 12 months ended June 30, 1997, the Company's sales and net income were approximately $263.0 million and $16.9 million, respectively.

     The Company's proven operating strategy is comprised of the following principal elements:

     Focus on Entry-level Market. The Company is focused on providing affordably priced, entry-level and first move-up single family homes. Based on current market conditions and available financing programs, the Company's homes can be purchased by a qualifying buyer having an annual income as low as $27,000. The Company's experience has been that this market offers significant and stable long-term demand for its products. The Company provides a high level of counseling to new home buyers on available financing options that address the financial concerns of the entry-level buyer. For first move-up buyers, the Company has devised a Guaranteed Sale Program which assists customers with the sale of their existing homes.

     Emphasis on Customer Service.   The Company serves its customers by
offering quality construction and a comprehensive warranty. In addition, the Company has a policy of not closing on a home until it passes a number of
quality standards which are verified at pre-closing inspections.   The Company
also conducts post-closing inspections 90 days and one year after closing.

     Standardized Construction and Home Design. Management believes that entry-level housing generally allows high volume homebuilders, such as the Company, to build a standardized product permitting cost efficiencies that result in higher margins. Typically, the Company seeks to utilize mass production techniques and prepackaged components to streamline on-site construction and reduce delays and expenses associated with integrating new design requirements. Through volume purchasing, the Company is able to offer quality brand name products, including Whirlpool appliances, Armstrong flooring, DuPont Stainmaster carpeting, Porter Paints and Delta Faucets , as standard items in its homes.

     Active Land Development. The Company currently develops approximately one-half of the lots upon which it builds its homes. This practice is generally cost effective and gives the Company the ability to (i) reduce its cost per lot developed, (ii) ensure an adequate and timely supply of buildable lots, (iii) construct homes on contiguous lots to further reduce construction costs and (iv) control the developments in which the Company builds homes.

     Entry Into New Markets. Since the Company's initial public offering in 1993, it has entered seven new markets and intends to continue exploring opportunities to expand its homebuilding operations in similar markets where it can implement its operating strategy. The Company has entered three new markets through acquisitions of local homebuilders and four new markets through start-up operations. It is probable that the Company will continue to make selected acquisitions of other homebuilders in connection with its expansion into new markets as management believes that this process may shorten the time required to become profitable in a new market.


MARKETS

     The Company currently operates in nine markets, seven of which it has entered in the last four years. In 1993, the Company entered the Columbus, Ohio market through the acquisition of Deluxe Homes of Columbus, Inc. In 1994, the Company entered the Cincinnati, Ohio and Ft. Wayne, Indiana markets through start-up operations. In 1996, the Company closed its first homes in Dayton as a start-up operation and subsequently strengthened its position in this market through the acquisition of Tom Peebles Builders, Inc. Also in 1996 the Company opened operations in Louisville, Kentucky and in 1997 expanded its Kentucky operations into Lexington through the acquisition of Cutter Homes, Ltd. The following table sets forth the Company's home closings in the markets in which it has operated during the last five years.







                  Year Ended    Year Ended    Year Ended    Year Ended    Year Ended    Six Months      Six Months
                  December 31,  December 31,  December 31,  December 31,  December 31,  Ended June 30,  Ended June 30,
                          1992          1993          1994          1995          1996            1996            1997
Indianapolis               491           686           732         1,043         1,124             400             543
Lafayette                  125           143           183           160           188              71              67
Columbus                                  23           133           197           247             113             117
Cincinnati                                              13           159           162              67              61
Ft. Wayne                                               12           116            94              39              38
Dayton                                                                              83              11              90
Southern Indiana                                                                   169              64              97
Louisville                                                                           1                              20
Lexington                                                                                                            3
Total                      616           852         1,073         1,675         2,068             765           1,036


     The Company intends to continue strategic expansion into new markets that offer stable economic characteristics similar to those of its existing markets, including low unemployment, diversified industrial base, an adequate infrastructure and the potential to increase the Company's earnings in a relatively short period of time. The Company intends to implement its expansion strategy in part through acquisitions of homebuilders having a strong land position in a given market, efficient operating systems similar to those of the Company and a strong management team. The Company believes that selected acquisitions of homebuilders may reduce the time required to become profitable in a new market.

     Set forth below are the demographic characteristics of the Company's existing markets, which the Company believes contribute to its overall success in those markets.

Indianapolis, Indiana. Indianapolis is the capital of Indiana. According to the Census Bureau, the Indianapolis metropolitan statistical area ("MSA") had an estimated population of 1,476,865 as of July 1, 1995, an increase of 7.0% over 1990. In June, 1997, the Indianapolis metropolitan area had a preliminary unemployment rate of 2.6% as compared to the national unemployment rate of 5.2%. According to the Sales & Marketing Management 1996 Survey of Buying Power (the "Survey") the Indianapolis metropolitan area had a median household effective buying income ("EBI") of $35,982 as compared to the national EBI of $32,238. Effective buying income is defined by Sales & Marketing Management to be an individual's money income, including wage, salary, dividend and interest income, less personal tax payments and personal non-tax payments, such as personal contributions to Social Security. Major employers in the Indianapolis metropolitan area include Eli Lilly and Company, Allison Engine Company Inc., Allison Transmission, a division of General Motors Corporation, Dow Elanco, Boehringer Mannheim Corporation, Thomson Consumer Electronics Inc., Conseco Inc. and federal, state and local government.

The Company delivered 1,124 homes in the Indianapolis metropolitan market in 1996, more than any other homebuilder. The average price of a home sold by the Company in the Indianapolis metropolitan area was approximately $107,000. At December 31, 1996, the Company offered homes in 40 communities in the Indianapolis metropolitan area.

     Lafayette, Indiana. Lafayette is located approximately 66 miles northwest of Indianapolis. According to the Census Bureau, the Lafayette MSA had an estimated population of 167,879 as of July 1, 1995, an increase of 3.9% over 1990. In June 1997, the Lafayette metropolitan area had a preliminary unemployment rate of 2.3% as compared to the national unemployment rate of 5.2%. According to the Survey, the Lafayette metropolitan area had an EBI of $32,169 as compared to the national EBI of $32,238. The city's largest employer is Purdue University. Other major employers in the Lafayette metropolitan area include Subaru-Isuzu Automotive, Inc., Wabash National Corp., Great Lakes Chemical Corporation and A.E. Staley Manufacturing Co.

The Company delivered 188 homes in the Lafayette metropolitan market in 1996, more than any other homebuilder. The average price of a home sold by the Company in the Lafayette metropolitan area was approximately $108,000. At December 31, 1996, the Company offered homes in four communities in the Lafayette metropolitan area.

     Columbus, Ohio. Columbus is the capital of the state of Ohio. According to the Census Bureau, the Columbus MSA had an estimated population of 1,437,512 as of July 1, 1995, an increase of 6.8% over 1990. In June 1997, the Columbus metropolitan area had a preliminary unemployment rate of 2.8% as compared to the national unemployment rate of 5.2%. According to the Survey, the Columbus metropolitan area had an EBI of $34,964 as compared to the national EBI of $32,238. Major employers in Columbus metropolitan area include Ohio State University, The Limited, Inc., Nationwide Insurance Enterprise, Honda of America Manufacturing, Inc., Banc One Corporation and federal, state and local government.

The Company delivered 247 homes in the Columbus metropolitan market in 1996, with an average price of approximately $117,000. At December 31, 1996, the Company offered homes in 18 communities in the Columbus metropolitan area.

Cincinnati, Ohio. According to the Census Bureau, the Cincinnati Consolidated MSA had an estimated population of 1,907,438 as of July 1, 1995, an increase of over 4.9% over 1990. In June 1997, the Cincinnati metropolitan area had a preliminary unemployment rate of 3.6% as compared to the national unemployment rate of 5.2%. According to the Survey, the Cincinnati metropolitan area had an EBI of $34,379 as compared to the national EBI of $32,238. Major employers in the Cincinnati metropolitan area include federal and local government agencies, The Procter & Gamble Company, the University of Cincinnati, The Kroger Co. and G.E. Aircraft Engines.

The Company delivered 162 homes in the Cincinnati metropolitan market in 1996, with an average price of approximately $117,000. At December 31, 1996, the Company offered homes in nine communities in the Cincinnati metropolitan area.

Ft. Wayne, Indiana. According to the Census Bureau, the Ft. Wayne MSA had an estimated population of 471,508 as of July 1, 1995, an increase of 3.3% over 1990. In June 1997, the Ft. Wayne metropolitan area had a preliminary unemployment rate of 2.7% as compared to the national unemployment rate of 5.2%. According to the Survey, the Ft. Wayne metropolitan area had an EBI of $34,644 as compared to the national EBI of $32,238. Major employers in the Ft. Wayne metropolitan area include Lincoln National Corporation, Magnavox Electronics Systems Group, G.E. Capital Fleet Services, ITT Aerospace and Dana Corporation.

The Company delivered 94 homes in the Ft. Wayne metropolitan market in 1996, with an average price of approximately $103,000. At December 31, 1996, the Company offered homes in eight communities in the Ft. Wayne metropolitan area.

Dayton, Ohio. According to the Census Bureau, the Dayton MSA had an estimated population of 956,412 as of July 1, 1995, an increase of 0.5% over 1990. In June 1997, the Dayton metropolitan area had a preliminary unemployment rate of 3.9% as compared to the national unemployment rate of 5.2%. According to the Survey, the Dayton metropolitan area had an EBI of $34,072 as compared to the national EBI of $32,238. Major employers in the Dayton metropolitan area include Wright-Patterson Air Force Base, The Mead Corporation, Airborne Express and The Elder-Beerman Stores Corp.

The Company delivered 83 homes in the Dayton metropolitan market in 1996, with an average price of approximately $150,000. The average selling price in Dayton was higher than in the Company's other markets primarily as a result of the closing of homes in backlog acquired in connection with the acquisition of Tom Peebles Builders, Inc. At December 31, 1996, the Company offered homes in eight communities in the Dayton metropolitan area.

Southern Indiana. The Company's Southern Indiana division operates in Columbus, Bloomington, Franklin and Seymour, Indiana. Major employers in this area include Cummins Engine Company, Inc., Toyota Industrial Equipment Mfg., Inc., Atlas Van Lines, Inc., Arvin Industries, Inc. and Whirlpool Corp.

The Company's Southern Indiana division delivered 169 homes in 1996, with an average price of approximately $100,000. At December 31, 1996, the Company offered homes in 13 communities in Southern Indiana.

Louisville, Kentucky. According to the Census Bureau, the Louisville MSA had an estimated population of 987,102 as of July 1, 1995, an increase of 4.0% over 1990. In June 1997, the Louisville metropolitan area had a preliminary unemployment rate of 4.0% as compared to the national unemployment rate of 5.2%. According to the Survey, the Louisville metropolitan area had an EBI of $31,677 as compared to the national EBI of $32,238. Major employers in the Louisville metropolitan area include G.E. Appliances and Humana Inc.

The Company delivered one home in Louisville in 1996 with a price of $84,470. At December 31, 1996, the Company offered homes in six communities in the Louisville metropolitan area.

Lexington, Kentucky. According to the Census Bureau, the Lexington MSA had an estimated population of 435,736 as of July 1, 1995, an increase of 7.3% over 1990. In June 1997, the Lexington metropolitan area had a preliminary unemployment rate of 2.7% as compared to the national unemployment rate of 5.2%. According to the Survey, the Lexington metropolitan area had an EBI of $30,192 as compared to the national EBI of $32,238. Major employers in the Lexington metropolitan area include University of Kentucky, Toyota Motor Corporation and Lexmark International, Inc.

The Company began operations in the Lexington market on June 13, 1997. As of June 30, 1997, the Company had delivered three homes with an average price of approximately $121,000. At June 30, 1997, the Company offered homes in three communities in Lexington.

Memphis, Tennessee. The Company intends to begin operations in the Memphis market through the acquisition of the Memphis division of Heartland Homes. See "Prospectus Summary-Recent Developments." According to the Census Bureau, the Memphis MSA had an estimated population of 1,068,891 as of July 1, 1995, an increase of 6.1% over 1990. In June 1997, the Memphis metropolitan area had a preliminary unemployment rate of 5.1% as compared to the national unemployment rate of 5.2%. According to the Survey, the Memphis metropolitan area had an EBI of $31,300 as compared to the national EBI of $32,238. Major employers in the Memphis metropolitan area include Federal Express Corporation, Kellog Company and National Commerce Bancorporation.


PRODUCT LINES

     The Company markets homes under the names "New American Homes," "Deluxe Homes" and "Trimark Homes." Within these product categories, the Company offers a variety of floor plans and exterior styles with two, three and four bedrooms, two or more bathrooms and, usually, a two-car attached garage. Contracts for the sale of homes are at fixed retail prices. Standard features of each product line include built-in appliances and custom wood cabinets in the kitchen, wall-to-wall carpeting, a high-efficiency furnace, maintenance-free vinyl siding, landscaped yard and poured concrete walks, porches and driveways. Purchasers are given the opportunity to select, at additional cost, such amenities as patios or decks, wood windows, skylights, upgraded carpeting and flooring, a fireplace or a basement.

     Each of the Company's product lines is targeted at entry-level and first move-up buyers. Although there are similarities among the homes in the different product lines, New American Homes tend to be smaller and include fewer standard amenities than Deluxe Homes or Trimark Homes, and Trimark Homes tend to offer greater living space and include more standard amenities than New American Homes or Deluxe Homes. In 1996, the approximate average price of the homes sold in these categories was $90,000 for the New American Homes line, $108,000 for the Deluxe Homes line and $123,000 for the Trimark Homes line.

     The Company intends to remain focused on delivering housing desired by entry-level and first move-up buyers. It will explore modification of its existing product lines or creation of new product lines when local marketing efforts indicate changes will appeal to this segment and where such modifications can be implemented without significant delay or expense. Currently, the Company is at various stages of building three multi-family rental properties. One of the properties is complete and as of August 10, 1997, the Company had leased approximately 66.0% of the units in this property. The Company intends to either hold and manage such properties or to sell them to third parties. The Company may continue to develop and build multi-family units if, and to the extent that, the Company determines that such activity is consistent with the Company's financial performance objectives. The core single-family home building business will continue to command first priority in capital commitment by the Company.


CONSTRUCTION

     The Company acts as the general contractor for the construction of its residential communities. The Company's construction supervisors monitor the construction of each home, participate in design and building decisions, coordinate the activities of subcontractors and suppliers, maintain quality and cost controls and monitor compliance with zoning and building codes.

     The construction of detached single-family homes by the Company is generally tied to home buyer sales contracts to minimize the costs and risks of completed but unsold inventory. When a buyer has received pre-approval from a mortgage company for his or her financing, the Company develops a budget for the construction of the house, which takes into account the model of the home, the options selected and the lot on which the house is to be constructed. A contract is entered into with the buyer on the basis of this budget.

     Construction time for each home is tied to a construction schedule established for each of the Company's home types. The Company's construction schedules range in duration from 60 to 120 days. Variances from the schedule are infrequent but may occur due to weather conditions or the availability of labor, materials and supplies.

     Once a contract has been signed, a "house work order" is generated and sent out to the Company's field supervisor and to each subcontractor who will work on the home. The house work order describes each task that must be completed to build the house and the materials required to complete the task. Subcontractors prepare vouchers on the basis of a price list provided by the Company which specifies the current rate that the Company will pay for the nature of the task completed and the materials used. Price lists are updated periodically based on changes in the costs of raw materials and other factors. Vouchers prepared by the subcontractor must be reviewed and approved by the field supervisor before they are paid by the Company.

     The use of subcontractors enables the Company to minimize its investment in direct employee labor, capital, equipment and building supply inventory. This practice also increases the Company's flexibility in responding to changes in the demand for housing. The Company has had long business relationships with many of its subcontractors. These relationships, coupled with the volume of homes built by the Company, enable the Company to negotiate favorable agreements with its subcontractors.

     The Company's office staff is responsible for sales processing, estimating, architectural design, centralized purchasing, contract management, home site planning, obtaining governmental approvals, closing, accounting and warranty service, among other responsibilities. The Company's management information system is designed to monitor the progress of each home built by the Company, from acceptance of a sales contract to delivery of the completed home to the buyer. The Company's office staff also monitors the vouchers submitted by the Company's sub-contractors. Variances in the submitted vouchers from the established price lists are reviewed and, where not reasonable under the circumstances, are charged back to the vendor.

     Despite seasonal changes in the weather, the Company has maintained a construction schedule throughout the entire year. To permit winter construction, the Company pours additional slab foundations during the fall. The cost of these additional foundations is not significant. However, additional construction charges are incurred during winter months due to such factors as temporary heating costs, additives to concrete, extra utility charges and the placement of temporary stone driveways, sidewalks and landscaping.

     Except as necessary to maintain customer satisfaction with the aesthetics of its product lines, the Company does not materially change its home designs and floor plans from year to year. The Company believes that consistency in the design of its homes helps reduce costs and minimize delays by avoiding expenses associated with educating subcontractors on the requirements of a new design. Where practical, the Company uses mass production techniques, construction on contiguous lots and prepackaged standardized components to streamline the on-site construction phase.

     The Company maintains small inventories of some construction materials in addition to the construction materials for work in process of homes under construction. The Company has not experienced any significant delays in construction due to shortages of materials or labor.

LAND ACQUISITION AND DEVELOPMENT

     The Company typically acquires unimproved land through contingent purchase agreements. Closing of the land is contingent upon, among other things, the Company's ability to obtain necessary zoning and other governmental approvals for the proposed development, confirmation of the availability of utilities and completion of an environmental review.

     Once the land has been purchased, the Company undertakes development activities that include site planning and engineering, as well as constructing roads, sewer, water and drainage facilities and other amenities. The activities are carefully managed, with phases geared to the Company's projected sales. Generally, management of the Company attempts to maintain an inventory of "finished" lots sufficient for approximately one-half the homes which the Company anticipates it will construct during the next 18 months. In addition, the Company maintains an inventory of raw land in anticipation of its needs for a period of 18 to 36 months in the future. The following chart summarizes the Company's available lot inventory as of June 30, 1997.






                  FINISHED  LOTS UNDER   RAW LAND            UNDER
                  LOTS      DEVELOPMENT  (EST. LOTS)  TOTAL  OPTION
Indianapolis         1,315          515          586  2,416   4,315
Lafayette               72           45          140    257     669
Columbus               442          105          699  1,246     706
Cincinnati             246           77          519    842     245
Ft. Wayne              189          -0-          -0-    189     212
Dayton                 186          155          713  1,054     175
Southern Indiana       271          117          207    595     723
Louisville             117          -0-           60    177     295
Lexington              121          -0-          -0-    121     405
  Totals             2,959        1,014        2,924  6,897   7,745



     In addition to purchasing unimproved land outright, the Company from time to time has used partnerships and joint ventures to acquire and develop land. The partnerships and joint ventures sell finished lots to homebuilders, including, but not limited to, the Company. The Company will continue to consider such partnership and joint venture arrangements in the future when management perceives a favorable opportunity. As of June 30, 1997, the Company was a participant in five such partnerships and joint ventures.

     The development of land is extremely capital intensive, and as a result, the Company's ability to develop land is limited. In 1996, the Company developed approximately 56.0% of the lots on which its homes were built, compared to approximately 50.0% in 1995. In 1997, the Company expects approximately one-half of its houses will be built on lots it has developed.

MARKETING AND SALES

     The Company sells its homes through a sales force of commissioned independent contractors ("New Home Counselors") who work from sales offices located at the Company's division headquarters and in model homes located in each residential community. New Home Counselors advise prospective buyers throughout the home buying process by providing information on the Company's homes such as, pricing, options and upgrades, financing options, warranties and construction.

     New Home Counselors also advise buyers, many of whom are first-time home buyers, on available financing options. The Company builds most of its homes under the guidelines and specifications of the FHA and the VA, thereby offering eligible buyers the benefit of FHA/VA mortgages. The Company believes that such counseling and the availability of FHA/VA financing is important to its overall success because many entry-level and first move-up buyers have limited financial resources.

     New Home Counselors contract with the Company, and the Company attempts to maintain long term relationships with them. New Home Counselors attend weekly sales meetings at which they are kept apprised of changes in available financing options and other information relevant to prospective buyers.

     While the Company does most of its advertising in the classified advertisement section of local newspapers, it also attracts buyers as a result of referrals, directional signs and direct mailings. From time to time the Company also may participate in television and radio advertising promotions.

     The Company offers a Guaranteed Sale Program to certain buyers having existing homes which they intend to sell before purchasing a home constructed by the Company. Under the Guaranteed Sale Program, the Company will assist the buyer in selling his or her existing home and, if that home is unsold at closing, the Company will purchase the buyer's home at a predetermined price. Management of the Company believes that the Guaranteed Sale Program has been an effective marketing tool for the Company as many prospective buyers are hesitant to purchase a new home until they are certain that they will be able to sell their existing residence. Sales to new home buyers who executed contracts under the Guaranteed Sale Program contributed approximately $14.6 million to 1996 sales.

FINANCING

     The Company assists its customers in financing their new home in several ways. First, the Company's New Home Counselors are available to consult with the customers on available financing options to determine how much the individual can afford to spend on a home. Second, the Company builds most of its homes under the guidelines and specifications of the FHA and the VA, thereby providing eligible prospective buyers the added benefit of the availability of FHA/VA mortgages. This is significant because FHA and VA financing generally enables buyers to purchase homes with lower down payments than the down payments required by conventional mortgage lenders and allows applicants to direct a larger percentage of their incomes toward housing expenses. The FHA/VA insured mortgages also provide more liberal rules with respect to the amount of points and closing costs that the Company may pay. In 1996, approximately 64.0% of the homes delivered by the Company were financed with FHA/VA mortgages.

     As is typical in the homebuilding industry, the Company's home sales contracts generally provide that the Company will pay on behalf of the buyer the mortgage loan closing costs, origination fees and discount points incurred by the buyer, within limits established in the sales contract and not in excess of the maximum amounts allowable by the government mortgage programs utilized by the Company.

MORTGAGE BROKERAGE SUBSIDIARY

     The Company has a mortgage brokerage subsidiary, Crossmann Mortgage Corp. In 1994, Crossmann Mortgage Corp. was certified as a correspondant lender by FHA, and in January, 1997 was upgraded to a direct endorsement lender. Once upgraded, the subsidiary began underwriting FHA and selected conventional loans and selling the servicing rights. This designation requires the Company to maintain minimum equity and cash balances. The revenue of this subsidiary is comprised of origination fees and servicing release fees, and its expenses primarily include administrative personnel salaries and other general office expenses. Crossmann Mortgage Corp. does not warehouse or fund loans and, as a result, does not incur a credit risk or market risk associated with loans it originates.

CUSTOMER SERVICE AND QUALITY CONTROL

     It is the view of the Company's management that the Company is primarily a service company rather than a manufacturing concern. This philosophy is reflected in the way the Company treats its customers before and after the sale.

     Before the sale, the Company's New Home Counselors work with the customer to select from available options in order to customize their new home to their particular taste. Once an application has been approved and construction on a new home commenced, the Company encourages the buyer to visit the site during the construction process. Before a buyer closes on a new house, the house must pass certain criteria established by the Company. Moreover, before a buyer takes occupancy of a new house, a pre-inspection tour is conducted with the buyer to ensure that the buyer is satisfied with the condition of the home and to attempt to correct any problems before the buyer takes possession.
When the buyer visits the Company's administrative office to make color selections and complete the house work order, the Company provides the new homeowner with a detailed checklist which describes the items covered by the Company's warranty. Customers are encouraged to request a walk-through of the home approximately 90 days after closing. In addition, the Company offers its customers a final inspection on the first anniversary of the closing to check the home for items to be submitted for warranty action and to discuss any items which the customer believes warrant the Company's attention.

     Each home sold by the Company is covered by a comprehensive warranty from an independent Department of Housing and Urban Development approved warranty company. The warranty extends coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items. By maintaining this warranty program, the Company is required to undergo one inspection, rather than three, to qualify for FHA/VA financing, thereby reducing the cost and time delay associated with such inspections.

                             MANAGEMENTMANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following table sets forth certain information regarding the Company's executive officers and directors.





                          YEARS OF SERVICE
NAME                 AGE  WITH THE COMPANY (1)  POSITION(S)
John B. Scheumann     48                    21  Chairman; Chief Executive Officer; and Director
Richard H. Crosser    58                    24  President; Chief Operating Officer; and Director
Jennifer A. Holihen   39                    14  Chief Financial Officer; Treasurer; Secretary; and Director
John M. Moody         58                     5  Vice President and General Manager-Indianapolis, Indiana Division
Steven M. Dunn        43                     3  Vice President and General Manager-Columbus, Ohio Division
Lynn Cooper           58                     8  Vice President and General Manager-Southern Indiana Division
Todd Roberts          32                     1  Vice President and General Manager-Ft. Wayne, Indiana Division
Blaine Ballard        47                     1  Vice President and General Manager-Louisville, Kentucky Division
Charles F. Holle      57                    14  Vice President and General Manager-Lafayette, Indiana Division
Ronald W. Rooze       57                     3  Vice President and General Manager-Cincinnati/ Dayton, Ohio  Division
James C. Shook        65                     3  Director
Larry S. Wechter      41                     3  Director

____________________

(1)  Includes  service  with  the  Company  and  its  predecessor  entities.


     Mr. Shook is President of The Shook Agency, Inc., a real estate brokerage firm in Lafayette, Indiana specializing in commercial and industrial sales and leasing. Mr. Shook's other corporate affiliations include directorships of NBD Indianapolis, N.A., Indiana Energy Inc. (Indiana Gas Company) and Lafayette Life Insurance Company.

     Mr. Wechter is one of the founders and the former President and director of ADESA Corporation, an owner and operator of auto auctions and currently a wholly owned subsidiary of Minnesota Power & Light. ADESA was a publically held company during Mr. Wechter's tenure. Mr. Wechter now serves as Managing Director of Monument Advisors, an investment bank based in Indianapolis, Indiana, and is a member of Eagle Investments I, LLC, a private investment company.

     PRINCIPAL AND SELLING SHAREHOLDERSPRINCIPAL AND SELLING SHAREHOLDERS

     The  following  table sets forth certain information regarding beneficial
ownership  of  the  Shares  as  of August               , 1997 and immediately
following the completion of this Offering by each Selling Shareholder and each person who is known by the Company to beneficially own more than 5.0% of the outstanding Shares. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the tables have sole voting and investment power with respect to all Shares.






                        Shares Beneficially                         Shares Beneficially
                        Owned Prior to                 Shares       Owned After
                        Offering                       to be Sold   Offering
Name                    Number               Percent   in Offering  Number               Percent

John B. Scheumann                 2,614,500     28.3%      375,000            2,239,500     20.8%

Richard H. Crosser (1)            2,196,000     23.7%      375,000            1,821,000     16.9%


     *Less than 1% of outstanding Shares.

(1)    All  of  the  Shares beneficially owned by Mr. Crosser are owned by the Richard H. Crosser
Living  Trust.    The  beneficiaries of the trust are Mr. Crosser's children.  Mr. Crosser is the trustee  of  the  trust.

           DESCRIPTION OF CAPITAL STOCKDESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 30.0 million Shares, all of which have identical rights and preferences, and ten million preferred shares, no par value ("Preferred Shares"). As of August 14, 1997, the Company had 9,254,678 Shares outstanding and intends to issue an additional 1,500,000 Shares in connection with the Offering. The Company will receive an opinion of its counsel at the time of issuance that the Shares issued in this Offering are validly issued, fully paid and not subject to further call or assessment.

COMMON  SHARES

     Each holder of a Share is entitled to one vote for each share held on matters voted upon by shareholders, subject to limitations discussed under the caption "-Other Restrictions on Acquisition of the Company." Under Indiana law and pursuant to the Company's Amended and Restated Articles of Incorporation (the "Articles"), the holders of the Shares possess exclusive voting power in the Company and will continue to possess exclusive voting power, unless one or more series of Preferred Shares are issued and voting rights are granted to the holders thereof or unless the Articles are amended as provided therein and pursuant to Indiana law. Subject to preferences that may be applicable to Preferred Shares issued in the future, holders of the Shares are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor, and, in the event of liquidation or dissolution of the Company, all assets of the Company (after payment or provision for payment of all debts and liabilities of the Company and of all Preferred Shares having priority over the Shares) available for distribution, in cash or in kind. Shareholders of the Company have no pre-emptive rights to acquire additional Shares which may be subsequently issued. There are no redemption or sinking fund provisions applicable to the Shares. All outstanding Shares are, and all Shares to be outstanding upon completion of this Offering will be, fully paid and nonassessable.

PREFERRED  SHARES

     The Board is authorized, without further action by the shareholders, to issue up to ten million Preferred Shares in one or more series. The Board is authorized to fix and state the relative rights, preferences, privileges and restrictions thereof, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preferences, the number of shares constituting any series and the designation of such series. Preferred Shares may rank prior to the Shares as to dividend rights and/or liquidation preferences and may have full or limited voting rights. The holders of Preferred Shares will be entitled to vote as a separate class or series under certain circumstances (principally in cases directly affecting the rights of the then existing holders of Preferred Shares, such as a merger, share exchange or modification of terms of the Preferred Shares), regardless of any other voting rights which such holders may have. Accordingly, the Board can, without shareholder approval, issue Preferred Shares with voting and conversion rights that would materially adversely affect the voting power of the holders of the Shares.

ANTI-TAKEOVER  PROVISIONS

     The following discussion is a general summary of the material provisions of the Articles and the Amended and Restated Bylaws of the Company (the "Bylaws") and certain other provisions which may be deemed to have an effect of delaying, deferring or preventing a change in control of the Company. The following description of certain of these provisions is general and not necessarily complete and is qualified by reference to the Articles and Bylaws. See also "Risk Factors-Control Relationships" and "Risk Factors-Effect of Anti-takeover Provisions."

     Directors. The Articles provide that the Board will be divided into three classes, with directors in each class elected for three-year staggered terms. Therefore, it would take two annual elections to replace a majority of the Company's Board. The Articles also provide that the size of the Board shall range between three and 15 directors with the exact number of directors to be fixed from time to time by the Board pursuant to a resolution adopted by a majority of the total number of directors. The Articles provide that any vacancy occurring on the Board, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the directors then in office. Finally, the Bylaws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

     The Articles provide that a director or the entire Board may be removed only for cause and only by the affirmative vote of at least two-thirds of the shares eligible to vote generally in the election of directors.

     Authorization of Preferred Shares. As discussed above, the Board is authorized to fix and state the relative rights, preferences, privileges and restrictions of the Preferred Shares, including voting rights and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Company without Board approval, it would be possible for the Board to authorize the issuance of a series of Preferred Shares with rights and preferences which might impede the completion of such a
transaction.    If  the  Company  issues  any  Preferred  Shares  that  would disproportionately reduce the voting rights of the Shares, the Shares could be required to delist from the Nasdaq National Market System.

     Amendments to Articles and Bylaws. Amendments to the Articles must be approved by a majority vote of the Company's Board and also by a majority of the outstanding shares of the Company's voting shares; provided, however, that approval by at least two-thirds of the outstanding voting shares is required to amend certain provisions of the Articles (i.e., (i) provisions relating to number, classification and removal of directors, (ii) call of special shareholder meetings and (iii) amendments to provisions relating to the foregoing). The Bylaws may be amended only by a majority vote of the total number of directors of the Company.


OTHER  RESTRICTIONS  ON  ACQUISITION  OF  THE  COMPANY

     Several provisions of the Indiana Business Corporation Law (the "IBCL") could affect the acquisition of Shares or control of the Company. Chapter 43 of the IBCL prohibits, without advance approval by the Board, business combinations between corporations such as the Company and any person who is, or any affiliate or associate of the Company that at any time within five years immediately before the date in question who was, the beneficial owner of 10.0% or more of the total combined voting power of all outstanding classes of stock of the Company ("10% Shareholders") for five years following the date on which the person became a 10% Shareholder. If such prior approval is not obtained, several price and procedural requirements must be satisfied before a business combination can be completed.

     In addition, the IBCL contains provisions designed to assure that minority shareholders have a voice in determining their future relationship with an acquiror in the event that an acquiror makes a tender offer for, or otherwise acquires, shares giving the acquiror more than 20.0%, 33.3% or 50.0% of the voting power of the corporation (the "Control Share Acquisitions Statute"). Under certain circumstances, if the Control Share Acquisitions Statute applies, an acquiror may vote those shares which exceed the aforementioned thresholds ("Control Shares") only to the extent that voting rights are approved by the holders of a majority of each class or series of shares entitled to vote separately on the proposal (excluding shares held by officers of the corporation, by employees of the corporation who are directors thereof and by the acquiror). A corporation may redeem Control Shares at their fair market value, if such authority is contained in the articles of incorporation or by-laws of the corporation. The Company has adopted such a provision as part of its Bylaws.

     The IBCL specifically authorizes directors in considering a proposed business transaction to consider both the long and short-term interests of the corporation, as well as the effects of such transaction on shareholders, employees, suppliers and customers of the corporation, the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. The IBCL expressly states that limitations on board discretion in response to a potential takeover, such as those adopted by Delaware courts, do not apply to directors of Indiana companies.

                           UNDERWRITINGUNDERWRITING

     In the Underwriting Agreement, the Underwriters, represented by McDonald & Company Securities, Inc., Dillon, Read & Co. Inc. and Raymond James & Associates, Inc. (the "Representatives"), have agreed, severally, subject to the terms and conditions therein set forth, to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have severally agreed to sell to them, the number of Shares totaling 2,250,000 Shares, set forth opposite their respective names below. The Underwriters are committed to take and pay for all Shares if any Shares are purchased.







                                    NUMBER OF
NAME OF  UNDERWRITER                FIRM SHARES
McDonald & Company Securities, Inc
Dillon, Read & Co. Inc
Raymond James & Associates, Inc
Total                                 2,250,000



     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain selected dealers who are members of the National Association of Securities Dealers, Inc. (the "NASD") a discount not exceeding $ per Share, and the Underwriters may allow, and such selected dealers may re-allow, a discount not exceeding $ per Share to other dealers who are members of the NASD. After the Offering, the public offering price and the discount to dealers may be changed.

     The Company and the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 337,500 Shares at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus. If the over-allotment option is exercised in full, 112,500 of such Shares will be sold by the Company and 112,500 of such Shares will be sold by each of the Selling Shareholders. To the extent that the over-allotment option is not exercised in full, the respective numbers of Shares to be sold by the Company and each Selling Shareholder will be reduced proportionately. The Underwriters may exercise such option only to cover over-allotments in the sale of Shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of the option Shares as the number of Shares to be purchased and offered by that Underwriter in the table above bears to the total.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities which may be incurred in connection with the Offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make.

     The Company, its directors and executive officers and certain other shareholders have agreed not to sell, transfer or otherwise dispose of any Shares or any securities convertible into or exchangeable or exercisable for Shares without the consent of McDonald & Company Securities, Inc. for a period of 180 days after the date of this Prospectus, except for awards of management stock options or issuances of Shares upon the exercise of outstanding stock options or pursuant to other employee benefit plans.

     In connection with the Offering, certain Underwriters may engage in passive market making transactions in the Shares on the Nasdaq National Market System in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of the Shares. Passive market making consists of displaying bids on the Nasdaq National Market System limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Shares during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Shares at a level above which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Representatives have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or a purchase of the Shares on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Shares. A "syndicate covering transaction" is a bid for or a purchase of Shares on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Shares originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been
effectively  placed  by  such  Underwriter  or  syndicate  member.    The
Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market System or otherwise and, if commenced, may be discontinued at any time.

     McDonald & Company Securities, Inc. has from time to time performed various investment banking and financial advisory services for the Company and has received customary fees in respect of such services.


                          LEGAL MATTERSLEGAL MATTERS

     The validity of the Shares will be passed upon for the Company and for the Selling Shareholders by Ice Miller Donadio & Ryan, Indianapolis, Indiana. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Baker and Daniels, Indianapolis, Indiana.


                                EXPERTSEXPERTS

     The consolidated financial statements as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The audited consolidated financial statements included and incorporated by reference in this Prospectus and elsewhere in the Registration Statement for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, and are included herein in reliance on the authority of their report as experts in accounting and auditing.

CROSSMANN COMMUNITIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE

Independent  Auditor's  Report
Consolidated  Balance  Sheets  as  of  December  31,  1995  and  1996  and
     June  30,  1997  (unaudited)
Consolidated  Statements of Income for the Years Ended December 31, 1994, 1995
     and 1996 and the Six Months Ended June 30, 1996 and 1997 (unaudited) Consolidated Statements of Shareholders' Equity for the Years Ended
     December 31, 1994, 1995 and 1996 and for the Six Months Ended June 30, 1997 (unaudited)
Consolidated  Statements  of Cash Flows for the Years Ended December 31, 1994,
1995
     and 1996 and the Six Months Ended June 30, 1996 and 1997 (unaudited) Notes to Consolidated Financial Statements

Independent Auditors' Report

Board of Directors and Shareholders
Crossmann Communities, Inc.

We have audited the accompanying consolidated balance sheets of Crossmann Communities, Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 1995 and 1996 consolidated financial statements present fairly, in all material respects, the financial position of Crossmann Communities, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

We also audited the adjustments to weighted average number of common shares outstanding and net income per common share for the year ended December 31, 1994 to reflect the retroactive effect of the three-for-two stock split described in Note 13. In our opinion, such adjustments are appropriate and have been properly applied.





DELOITTE & TOUCHE LLP
Indianapolis, Indiana
February 14, 1997
(August 7, 1997 as to Note 13)

Report of Independent Public Accountants


The Board of Directors and Shareholders
Crossmann Communities, Inc.


We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of Crossmann Communities, Inc. for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Crossmann Communities, Inc. for the year ended December 31, 1994, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP
Indianapolis, Indiana
February l, 1995, except for the 1995 Transaction portion of Note 5 to the 1994 financial statements as to which the date is March 28, 1995




CROSSMANN COMMUNITIES, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1995 AND 1996
AND JUNE 30, 1997 (UNAUDITED)



                                 December 31,   December 31,   June 30,
Assets                                    1995           1996          1997
  Cash and cash equivalents      $   5,232,950  $     100,000  $    100,000
  Retainages                           604,973      1,151,700     1,514,650
  Real estate inventories           69,682,696    113,202,107   137,561,653
   Furniture and equipment, net      1,310,259      2,919,333     3,023,799
  Investments in joint ventures      1,172,289      3,404,742     4,952,602
  Goodwill, net                      2,898,722      2,737,328     3,068,990
  Other assets                       3,052,587      4,821,259     5,758,371
  Total assets                   $  83,954,476  $ 128,336,469  $155,980,065








LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable                     $10,304,193  $ 14,110,634  $ 18,109,450
  Accrued expenses and other
     Liabilities                         3,966,255     5,250,256     5,437,101
  Notes payable                         25,472,321    49,326,220    66,101,609
Total liabilities                       39,742,769    68,687,110    89,648,160
Commitments and contingencies                   --            --            --
  (Note 12)

Shareholders' equity:
Preferred shares, without par value:
Authorized shares - 10,000,000
No shares issued and outstanding
Common shares, without par value
Authorized shares - 30,000,000
Issued and outstanding shares
9,122,250, 9,188,652, and
9,254,678 at December 31, 1995
and 1996 and June 30, 1997
Respectively                            24,028,879    24,400,903    25,290,069
Retained earnings                       20,182,828    35,248,456    41,041,836
Total shareholders' equity              44,211,707    59,649,359    66,331,905
Total liabilities and
Shareholders' equity                   $83,954,476  $128,336,469  $155,980,065

See accompanying notes.





CROSSMANN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
AND SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)




                                      YEAR ENDED      YEAR ENDED      YEAR ENDED      SIX MONTHS        SIX MONTHS
                                      DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ENDED JUNE 30,    ENDED JUNE 30,
                                               1994            1995            1996              1996              1997
Sales of residential real estate      $ 112,140,346   $ 177,589,906   $ 229,485,094   $    82,809,121   $   116,360,129

Cost of residential real estate sold     87,646,413     141,886,168     181,434,071        65,845,422        92,638,587
Gross profit                             24,493,933      35,703,738      48,051,023        16,963,699        23,721,542

Selling, general and
Administrative expenses                  11,928,092      17,082,842      23,196,933        10,347,450        13,941,742

Income from operations                   12,565,841      18,620,896      24,854,090         6,616,249         9,779,800

Other income, net                           710,101         687,389         853,896           424,437           550,300

Interest expense                           (485,246)       (678,095)     (1,039,251)         (380,271)         (589,250)

                                            224,855           9,294        (185,355)           44,166           (38,950)

Income before income taxes               12,790,696      18,630,190      24,668,735         6,660,415         9,740,850

Income taxes                              5,040,187       7,518,778       9,603,107         2,666,850         3,947,470

Net income                            $   7,750,509   $  11,111,412   $  15,065,628   $     3,993,565   $     5,793,380

Weighted average number of
Common shares outstanding                 9,105,000       9,112,197       9,149,993         9,141,165         9,195,840

Net income per common share           $         .85   $        1.22   $        1.65   $           .44   $           .63

See accompanying notes.



CROSSMANN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
AND SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)



                                     COMMON SHARES  COMMON SHARES    RETAINED
                                     SHARES         AMOUNT           EARNINGS     TOTAL
Balances at January 1, 1994              9,105,000  $   23,946,485   $ 1,320,907  $ 25,267,392
  Net income                                     -               -     7,750,509     7,750,509
  Additional public offering costs               -          (6,731)            -        (6,731)
Balances at December 31, 1994            9,105,000      23,939,754     9,071,416    33,011,170
  Net income                                     -               -    11,111,412    11,111,412
  Sale of common shares                     17,250          89,125             -        89,125
Balances at December 31, 1995            9,122,250      24,028,879    20,182,828   44,211 ,707
  Net income                                     -               -    15,065,628    15,065,628
  Issuance of common shares                 66,402         372,024             -       372,024
Balances at December 31, 1996            9,188,652      24,400,903    35,248,456    59,649,359
  Net income (unaudited)                         -               -     5,793,380     5,793,380
  Issuance of common shares
  (unaudited)                               66,026         889,166             -       889,166

Balances at June 30, 1997
  (unaudited)                            9,254,678  $   25,290,069   $41,041,836  $ 66,331,905

See accompanying notes.




CROSSMANN COMMUNITIES, INC.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
AND SIX MONTHS JUNE 30, 1996 AND 1997 (UNAUDITED)
(SEE NOTES 6 AND 8)



                                         YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED        YEAR ENDED
                                         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    ENDED JUNE 30,    ENDED JUNE 30,
                                                  1994            1995            1996              1996              1997
OPERATING ACTIVITIES:
Net income                               $   7,750,509   $  11,111,412   $  15,065,628   $     3,993,565   $     5,793,380
Adjustments to reconcile net
Income to net cash provided
(used) by operating activities:
    Depreciation                               271,599         397,769         539,443           248,919           318,097
    Amortization                               161,694         161,696         161,394          (121,774)           81,148
    Deferred income taxes                        2,353         (76,994)       (169,308)           (3,880)           (2,651)
    Cash provided (used) by changes in:
       Retainages                               94,657        (342,678)       (525,387)       (1,067,847)         (362,950)
       Real estate inventories             (19,691,238)    (15,015,713)    (37,567,373)      (22,627,961)      (20,552,886)
       Other assets                           (711,198)       (340,196)     (1,001,198)       (1,346,720)       (1,002,417)
       Accounts payable                        141,843       3,569,110       2,974,123         7,182,855         3,742,955
       Accrued expenses and other
         liabilities                           548,329       2,240,414         530,734         1,080,114          (194,415)
Net cash provided (used) by
Operating activities                       (11,431,452)      1,704,820     (19,991,944)      (12,662,729)      (12,179,739)

INVESTING ACTIVITIES:
Purchases of furniture
       equipment                            (1,072,453)       (860,488)     (2,023,660)       (1,862,079)         (398,425)
Proceeds from disposition
    Furniture and equipment                     13,128         380,000               -             7,000             2,651
Investments in joint ventures                 (125,211)       (734,500)     (2,206,582)         (607,699)       (1,547,860)
Business acquisition                                 -               -        (330,901)                -           124,840
Net cash used by investing activities       (1,184,536)     (1,214,988)     (4,561,143)       (2,462,778)       (1,818,794)

FINANCING ACTIVITIES:
Proceeds from bank borrowings               58,727,590      84,076,258     119,832,796        34,250,000        64,000,644
Principal payments on
    Bank borrowings                        (46,642,156)    (99,631,250)    (97,534,584)      (24,517,223)      (49,663,000)
Payments on notes and
    Long-term debt                                   -               -      (3,250,099)          128,780          (361,611)
Proceeds from issue of
    Senior notes                                     -      25,000,000               -                 -                 -
Payment of deferred
    Financing costs                                  -        (263,926)              -                 -                 -
Payments on related party loan              (3,114,003)     (4,527,089)              -                 -                 -
Proceeds from sale of
    Common shares                                    -          89,125         372,024            31,000            22,500
Additional public offering costs                (6,731)              -               -                 -                 -
Net cash provided by
    Financing activities                     8,964,700       4,743,118      19,420,137         9,892,557        13,998,533
Net increase (decrease) in cash
    And cash equivalents                    (3,651,288)      5,232,950       5,132,950        (5,232,950)                -
Cash and cash equivalents at
    Beginning of period                      3,651,288               -       5,232,950         5,232,950           100,000
Cash and cash equivalents at
    End of period                        $         -0-   $   5,232,950   $     100,000   $           -0-   $       100,000


See accompanying notes.

                          CROSSMANN COMMUNITIES, INC.
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTSNOTES TO CONSOLIDATED FINANCIAL
                                  STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                          CROSSMANN COMMUNITIES, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


     (Interim financial information as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 is unaudited. The unaudited interim consolidated financial statements reflect all adjustments consisting only of normal recurring accruals which are, in the opinion of management, necessary for a fair statement of the results for the interim periods.)

                          CROSSMANN COMMUNITIES, INC.
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTSNOTES TO CONSOLIDATED FINANCIAL
                                  STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

1.                    BASIS  OF  PRESENTATION

Crossmann Communities, Inc. (the "Company") is engaged primarily in the development, construction, marketing and sale of new single-family homes for first time and first move-up buyers. The Company also acquires and develops land for construction of such homes and originates mortgage loans for the buyers. The Company operates in Indianapolis, Ft. Wayne, and Lafayette, Indiana; Cincinnati, Columbus and Dayton, Ohio; and Louisville, Kentucky.

1.                    SIGNIFICANT  ACCOUNTING  POLICIES

Principles  of  Consolidation.
The consolidated financial statements include the accounts of all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company owns a 50.0% interests in certain unconsolidated joint ventures, which are accounted for using the equity method.

Accounting  Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Warranties are provided by the Company. Reserves of approximately $378,000 and $553,400 at December 31, 1995 and 1996, respectively, are recorded based on historical trends of expenses incurred for repairs. The amount of the warranty reserve is considered adequate; however, it is reasonably possible that the reserves may not be sufficient for future claims.

Cash  Equivalents
All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Real  Estate  Inventories
Real estate inventories are stated at the lower of cost (specific identification method) or net realizable value. In addition to direct land acquisition, land development and housing construction costs, inventory costs include interest, real estate taxes and related overhead costs of development and construction which are capitalized in inventory during the development and construction periods. Net realizable value represents estimates, based on management's present plans and intentions, of sale price less development and disposition cost, assuming that disposition occurs in the normal course of business.

Goodwill
Goodwill, which was recorded in the acquisition of Deluxe Homes of Columbus, Inc. and the minority interests in certain of the Deluxe Entities, is
amortized  over  20  years  using  the  straight-line  method.    Accumulated
amortization was approximately $352,400 and $513,800 at December 31, 1995 and 1996, respectively.

The Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS No. 121") in the fourth quarter of 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company, using its best estimates based on reasonable and supportable assumptions and projections, has reviewed long-lived assets and certain identifiable intangibles to be held and used, and no impairment appears to exist as of December 31, 1996. Adopting SFAS No. 121 had no material effect on the 1995 consolidated financial statements.

Furniture  and  Equipment
Furniture and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets ranging from five to 39 years. Accumulated depreciation is approximately $1,120,700 and $1,644,700 at December 31, 1995 and 1996,
respectively.    Repairs  and  maintenance  costs  are  expensed  as incurred.

Revenue  Recognition
Revenue is recognized upon a formal closing and as title to the property transfers to the buyer.

Income  Taxes
Deferred tax assets and liabilities are computed based on differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rate. Deferred income tax expense or benefit is based on the change in assets and liabilities from period to period, subject to an ongoing assessment of realization.

Per  Share  Disclosures
Net income per common share is calculated based on the actual weighted average number of shares outstanding during the year. Common share equivalents do not have a dilutive effect on net income per common share. All per share disclosures have been retroactively adjusted to give effect to the three-for-two stock split to be effected by a common share dividend declared by the Board of Directors of the Company on August 7, 1997, and payable on August 25, 1997 to holders of record on August 18, 1997 (see Note 13).

New  Pronouncements

In February 1997, SFAS No. 128, Earnings per Share, was issued which establishes new standards for computing and presenting earnings per share ("EPS"). Specifically, SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. Management has determined that the adoption of SFAS No. 128 will not have a material effect on the Company's calculation of net income per share.

In June 1997, SFAS No. 130, Comprehensive Income, was issued which becomes effective in 1998 and requires reclassification of earlier financial statements for comparative purposes. SFAS No. 130 requires that changes in the amounts of certain items, including foreign currency translation adjustments and gains and losses on certain securities be shown in the financial statements. SFAS No. 130 does not require a specific format for the financial statement in which comprehensive income is reported, but does require that an amount representing total comprehensive income be reported in that statement. Management has not yet determined the effect, if any, of SFAS No. 130 on the Company's consolidated financial statements.

Also in June 1997, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, was issued. This Statement will change the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management has not yet determined the effect, if any, of SFAS No. 131 on the Company's consolidated financial statements.

1.                    FINANCIAL  INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following summarizes the estimated fair values of financial instruments and the major methods and assumptions used in estimating such amounts:

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity. This applies to cash and cash equivalents, retainages, certain other assets, accounts payable and certain other liabilities.

Debt with variable interest rates is valued at carrying amounts which approximate the fair value based on discounted future cash flows. The carrying amount of senior notes payable at December 31, 1996, approximates the fair value based upon debt instruments with similar terms and conditions.

1.                    REAL  ESTATE  INVENTORIES

Real  estate  inventories  at  December  31  consist  of:







                                      DECEMBER 31,   DECEMBER 31,
                                               1995           1996
Residential homes under construction  $  34,808,900  $  50,512,565
Land held for future development         10,297,886     16,644,887
Land under development                   15,606,514     30,639,075
Purchased developed lots                  3,093,133      8,456,435
Homes held for resale                     1,301,469        939,770
Model homes                               4,574,794      6,009,375
                                      $  69,682,696  $ 113,202,107


The Company occasionally purchases homes from customers to facilitate the sale of new homes. Such homes held for resale are recorded at the lower of cost or market.

     INVESTMENTS  IN  UNCONSOLIDATED  JOINT  VENTURES

The Company has entered into joint ventures with various land development contractors and owns 50.0% interests in each venture. The joint ventures are accounted for using the equity method. Aggregated condensed financial information for unconsolidated joint ventures is as follows:





             YEAR ENDED     YEAR ENDED     YEAR ENDED
             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                      1994           1995           1996
Revenue      $   1,803,452  $      29,171  $     518,372
Expenses         1,496,514         27,007        487,938
Net Income   $     306,938  $       2,164  $      30,434

Assets       $   1,772,338  $   2,341,058  $   7,962,009
Liabilities        896,760        726,250      3,627,019
Equity       $     875,578  $   1,614,808  $   4,334,990


Assets of the joint ventures consist primarily of developed lots, land under development and land held for future development. Revenue consists primarily of residential lot sales. Investments in joint ventures include accounts receivable from the joint ventures and certain lot deposits of approximately $365,000 and $1,312,000 in 1995 and 1996, respectively. The Company purchased lots from the joint ventures for $843,000 in 1994 and $217,000 in 1996.

     CREDIT  ARRANGEMENTS

Notes payable consists of the following at December 31:






                                                 DECEMBER 31,   DECEMBER 31,
                                                          1995           1996
Unsecured line of credit with
banks, maximum $40,000,000,
with interest payable on funds
committed for fixed periods at
LIBOR (5.5% at December 31, 1996)
plus 2.4% and on floating funds at the
banks' prime rate (8.25% at
December 31, 1996), maturing in
March 1998.                                      $           -  $  25,842,000

Various notes payable repaid during 1996.              472,321              -

Various notes payable collateralized by land,
with periodic principal payments, maturing
from May 1997 through November 2000,
and bearing interest at rates ranging from
prime plus 1% to 8.25%.                                      -      1,261,998

Senior notes payable, due
December 2004 with annual
principal payments of
2,777,777, and quarterly interest
payments at 7.625% per annum.                       25,000,000     22,222,222

                                                    25,472,321     49,326,220


On December 22, 1995, the Company issued senior notes in the amount of $25 million, pari passu with its senior bank facility, payable over nine years with interest payable quarterly at 7.625%. Proceeds, net of deferred financing costs of approximately $264,000, were used to redeem outstanding subordinated notes and outstanding bank debt. Concurrent with the issue of the notes, the Company renegotiated its $40.0 million line of credit with the banks to make the covenants consistent with its senior note agreement covenants and to extend the term to three years. In March 1997, the Company further renegotiated the line of credit to increase its capacity to $60.0 million and to extend the term through March 31, 1999.

The senior note and line of credit agreements require a minimum current ratio, a minimum fixed charge coverage ratio, a maximum ratio of debt to tangible capital base, a maximum ratio of land to equity, and a maximum ratio of debt to a borrowing base derived from inventory levels. The senior note agreement requires a pre-payment premium in the event of early extinguishment of the debt. Additionally, both credit agreements limit investment in unconsolidated joint ventures, payments of cash dividends, and require express written consent of the lenders for certain transactions.

Interest capitalized during real estate development and construction was approximately $767,000, $1,299,700 and $2,155,400 for 1994, 1995 and 1996,
respectively.

Interest paid, including amounts capitalized, was approximately $1,427,000, $1,977,800 and $3,194,655 in 1994, 1995 and 1996, respectively. The weighted average interest rate on borrowings outstanding at December 31, 1995 was 7.64% and 7.83% at December 31, 1996.

Scheduled maturities of the notes payable for each of the five years and thereafter as of December 31, 1996 are as follows:




1997        $ 3,249,633
1998         29,209,921
1999          2,877,778
2000          2,877,778
2001          2,777,778
Thereafter    8,333,332

            $49,326,220


1.                    SHAREHOLDERS'  EQUITY

The Company has authorized 10,000,000 preferred shares which remain unissued at December 31, 1996. The Board of Directors of the Company has not yet determined the preferences, qualifications, relative voting or other rights of the authorized preferred shares.

The Company has incentive share option plans for employees and directors pursuant to which 937,500 common shares are reserved. The options were issued at market prices on the grant date, became exercisable on the grant date or in some cases three years from the grant date, and expire 10 years after the grant date. Details of stock options for the years ended December 31, 1994, 1995 and 1996 are as follows:





                   Price per share      1994      1995      1996
Beginning Balance                     75,000   195,000   243,750
Options granted    $  5.17 - $11.83  135,000   111,000    90,750
Options exercised  $   5.17 - $6.00        -   (17,250)  (36,312)
Options forfeited  $  5.17 - $11.83  (15,000)  (45,000)  (27,738)
Ending Balance                       195,000   243,750   270,450
Exercisable                          180,000   228,750   255,450



The  Company  applies  APB  Opinion  No.  25,  Accounting  for Stock Issued to
Employees, and related interpretations in accounting for the plans. No compensation cost has been recognized for the plans because the stock option's price is equal to fair value at the grant date. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share for the years ended December 31, 1995 and 1996 would have decreased to the pro forma amounts indicated below:






                                   YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
Net income                                             1995                      1996
                      As reported  $             11,111,412  $             15,065,628
                      Pro forma                  10,978,736                14,829,416
Net income per share
                      As reported                      1.22                      1.65
                      Pro forma                        1.20                      1.62


The weighted average fair value of options granted was $2.46 in 1995 and $3.79 in 1996. The fair value of the option grants are estimated on the date of grant using the Black- Scholes option pricing model with the following assumptions: no dividend yield, risk-free interest rates of 6.07% to 7.13%, volatility of 39 to 42 and expected lives of five years. The pro forma amounts are not representative of the effects on reported net income for future years.

1.                    INCOME  TAXES

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense for the years ended December 31, 1994, 1995 and 1996 is:




                                 YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                                     1994                      1995                      1996
Tax at U.S. statutory rate       $              4,348,837  $              6,520,567  $              8,634,057
State income taxes,
     Net of federal tax benefit                   643,227                   931,510                 1,233,437
Other, net                                         48,123                    66,701                  (264,387)
                                 $              5,040,187  $              7,518,778  $              9,603,107


The following is a summary of the components of the provision for income taxes:




                             1994        1995         1996
Current tax expense:
  Federal              $4,063,248  $6,115,338   $8,014,453
  State                   974,586   1,480,434    1,757,962
                        5,037,834   7,595,772    9,772,415
Deferred tax expense
  (benefit)                 2,353     (76,994)    (169,308)
                       $5,040,187  $7,518,778   $9,603,107



Income taxes paid were $4,556,199, $6,233,382 and $7,570,365 during 1994, 1995 and  1996,  respectively.

Deferred income taxes result principally from temporary differences in the recognition of warranty expense for tax and financial reporting purposes. A deferred tax asset of approximately $157,000 at December 31, 1995 and $326,000 at December 31, 1996 is recorded for temporary differences. In the opinion of management, it is more likely than not that the deferred tax asset will be realized.

1.                    RELATED  PARTY  TRANSACTIONS

The Company is affiliated with several other companies, which have not been consolidated herein, through common ownership. Transactions with the related parties are made in the normal course of business.

Office  and  warehouse  space  at  the Company's headquarters is leased from a
related  party.    During 1994, 1995 and 1996 approximately $100,000, $222,800 and  $251,200,  respectively,  in  rental  payments  were  made.

Interest paid on debt from related parties was approximately $611,900 and $447,000 for the years ended December 31, 1994 and 1995 respectively.

Prior to 1994 the Company sold new and existing homes to related parties. Closing on sales of new and existing homes to related parties was $240,000 in 1994.

1.                    LEASES

The Company leases office and warehouse space, vehicles and office equipment pursuant to operating lease agreements expiring from May 1999 to May 2001. Annual minimum payments to be made to a related party incorporated in the amounts below range from $284,435 in 1997 to $5,160 in 2001.

Annual minimum operating lease payments due as of December 31, 1996 are as follows:





1997  $  552,133
1998     494,851
1999     256,474
2000     136,614
2001      26,360
      $1,413,140



Rent  expense was approximately $236,200, $314,800 and $479,100 for 1994, 1995 and  1996,  respectively.

1.                    EMPLOYEE  BENEFITS

The Company's defined contribution savings plan covers substantially all employees of the Company. Participants are allowed to make nonforfeitable contributions up to limits established by the Internal Revenue Code. In 1995, the Company matched in cash 50.0% of the first 6.0% of compensation contributed by each participant, totaling $116,631. At December 31, 1995, the Company declared a discretionary contribution of an additional 5.7% of compensation, not to exceed 15.0% of all participants' compensation or $30,000
per  individual.    This  contribution  was  $322,510.

During 1996, the Company further amended the plan to permit investment by employees in the Company's common shares. The Company registered the common shares to be offered under the plan with the Securities Exchange Commission on Form S-8 on March 22, 1996. In 1996, as in 1995, the Company matched in cash 50.0% of the first 6.0% of compensation contributed by each participant, totaling $114,835. On December 31, 1996, the Company declared a discretionary profit sharing contribution of approximately $340,000 payable in the Company's common shares. This contribution was the maximum amount deductible by the Company under the rules set forth in section 404(a)(3) of the Internal Revenue Code.

Prior to 1995, the Company maintained a Simplified Employee Pension Plan for certain employees. This defined contribution plan covered employees at least 21 years of age who worked for the Company at least three years, and permitted discretionary contributions for eligible employees up to 15.0% of the first $150,000 of compensation per employee. The contribution for 1994 was $251,600.

1.                    COMMITMENTS  AND  CONTINGENCIES

To assure the future availability of various developed lots, in the normal course of business, the Company has contracted to purchase developed lots. Total commitments for these purchases were approximately $106.0 million at December 31, 1996. The purchase of these lots is subject to various conditions imposed on both the sellers and the Company.

The Company from time, to time is involved in routine litigation incidental to its business. The Company does not believe that any liabilities resulting from litigation to which it is a party will materially affect the Company's financial position and results of operations.

     SUBSEQUENT  EVENT

On August 7, 1997 the Company's Board of Directors approved a three-for-two stock split of the Company's common shares payable on August 25, 1997 to shareholders of record at the close of business on August 18, 1997. All references to share amounts of common stock and per share information have been restated to reflect the stock split.

     No person has been authorized to give
any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This
Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.







TABLE OF CONTENTS

Page
Prospectus Summary     4
Selected Financial And Operating Data     7
Risk Factors     8
Use of Proceeds     12
Share Price Range     12
Dividend Policy     12
Capitalization     13
Management's Discussion And Analysis of
  Financial Condition And Results of
  Operations     14
Business     20
Management     29
Principal And Selling Shareholders     30
Description of Capital Stock     31
Underwriting     34
Legal Matters     35
Experts     35

Index to Consolidated Financial Statements     F-1










2,250,000 Common Shares








Crossmann Communities, Inc.








__________________

P R O S P E C T U S
__________________










McDonald & Company
Securities, Inc.

     Dillon, Read & Co. Inc.

Raymond James & Associates, Inc.



August ____, 1997

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant will bear the entire cost of the estimated expenses, as set forth in the following table, in connection with the distribution of the securities covered by this Registration Statement.





Expenses                                              Amount*
Securities and Exchange Commission Registration fee   $ 12,938
National Association of Securities Dealers, Inc. fee     4,770
Nasdaq listing fee                                      17,500
Printing and engraving expenses                         75,000
Legal fees and expenses                                 75,000
Accounting fees and expenses                            70,000
Transfer agent and registrar fees and expenses           3,500
Miscellaneous                                           31,292
Total                                                 $290,000




*All of the above items, except the Securities and Exchange Commission Registration fee, the National Association of Securities Dealers, Inc. fee and the Nasdaq fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Indiana Business Corporation Law ("IBCL"), the provisions of which govern the Registrant, empowers an Indiana corporation to indemnify present and former directors, officers, employees or agents or any person who may have served at the request of the corporation as a director, officer, employee or agent of another corporation ("Eligible Persons") against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity, or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, or (b) if the challenged action was taken other than in the individual's official capacity as an officer, director, employee or agent, the individual's conduct was at least not opposed to the corporation's best interests, or (c) if in a criminal proceeding, either the individual had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful.

     The IBCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim, including counsel fees; and, unless limited by its articles of incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation's articles of incorporation otherwise provide, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to mandatory indemnification for reasonable expenses or that the Eligible Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances without regard to whether his actions satisfied the appropriate standard of conduct.

     Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under the IBCL, a quorum consisting of directors who are not parties to the proceeding must (1) determine that indemnification is permissible in the specific circumstances because the Eligible Person met the requisite standard of conduct, (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the Board or such a committee, or by the shareholders of the corporation.

     In addition to the foregoing, the IBCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the articles of incorporation or bylaws, resolution of the board of directors or shareholders, or any other authorization adopted after notice by a majority vote of all the voting shares then issued and outstanding. The IBCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him in any capacity as such, or arising out of his status as such, whether or not the corporation would have had the power to indemnify him against such liability.

     Reference is made to Article 8 of the Amended and Restated Articles of Incorporation of the Registrant concerning indemnification of directors, officers, employees and agents.

     Reference is also made to the Form of Underwriting Agreement filed as
Exhibit 1.1 hereto which provides for indemnification of the directors and officers signing the Registration Statement and certain controlling persons of the Registrant against certain liabilities, including certain liabilities under the Securities Act, in certain instances by the Underwriters.

     The Registrant may obtain directors' and officers' liability insurance, the effect of which will be to indemnify the directors and officers of the corporation and its subsidiaries against certain losses caused by errors, misleading statements, wrongful acts, omissions, neglect or breach of duty by them or any matter claimed against them in their capacities as directors and officers.

     The Registrant also carries liability insurance covering officers and directors. There is a deductible of $1.0 million per claim payable by the Company and the policy has an aggregate $5.0 million limit of liability per year. The policy contains certain exclusions including, but not limited to, certain claims by shareholders.

ITEM 16.  EXHIBITS

     The list of exhibits is incorporated herein by reference to the Index to Exhibits on pages E-1 through E-3.

ITEM 17.  UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b)     The undersigned registrant hereby undertakes that:
(i) For purposes of determining any liabilities under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus to be filed by the registrant pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto, duly authorized in the City of Indianapolis, State of Indiana, on August 15, 1997.

CROSSMANN COMMUNITIES, INC.



By:  /s/ John B. Scheumann
John B. Scheumann
Chairman of the Board,
Chief Executive Officer and Director

                               POWER OF ATTORNEY

     Each person whose signature appears below irrevocably constitutes and appoints John B. Scheumann and Richard H. Crosser, and each or either of them (with full power to act alone), his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement therewith, filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:




SIGNATURE                CAPACITY                               DATE
/s/ John B. Scheumann    Chairman of the Board                  August 15,1997
John B. Scheumann        Chief Executive Officer and Director
/s/ Richard H. Crosser   President, Chief Operations Officer    August 15,1997
Richard H. Crosser       and Director
                         (Principal Executive Officer)
/s/ Jennifer A. Holihen  Chief Financial Officer,               August 15,1997
Jennifer A. Holihen      Secretary, Treasurer and Director
                         (Principal Financial Officer and
                         Principal Accounting Officer)
                         Director                               August     , 1997
James C. Shook

Larry S. Wechter         Director                               August     , 1997




CROSSMANN COMMUNITIES, INC.
REGISTRATION STATEMENT
ON
FORM S-2

INDEX TO EXHIBITS


NUMBER  ASSIGNED  IN
  REGULATION  S-K          EXHIBIT          DESCRIPTION  OF
       ITEM  601          NUMBER                      EXHIBIT



 (1)   1.1  Form of Underwriting Agreement.
 (2)        No Exhibit.
 (4)   4.1  Specimen Share Certificate for Common Shares (Incorporated by reference to Exhibit
            2.9 to Form S-1, Registration No. 33-68396.)
 (5)   5.1  Opinion of Ice Miller Donadio & Ryan.
 (8)        No Exhibit.
(10)  10.1  1993 Outside Director Stock Option Plan (Incorporated by reference to Exhibit 10.2 to
            Registration Statement on Form S-1, Registration No. 33-68396.)








 10.2  Crossmann Communities, Inc. Employee Stock Option Plan (Incorporated by reference to Exhibit 10.2 to Form 10-Q dated August 14, 1997.)
 10.3  Employee Stock Option Agreement, dated December 16, 1993 by and between
       Crossmann Communities, Inc. and John Moody.  (Incorporated by reference to Exhibit
       10.14 to Form 10-K dated March 25, 1994.)
 10.4  Employee Stock Option Agreement, dated June 28, 1994 by and between Crossmann
       Communities, Inc. and John Moody.  (Incorporated by reference to Exhibit 10.17 to
       Form 10-K dated March 24, 1995.)
 10.5  Director Stock Option Agreement, dated May 18, 1995 by and between Crossmann
       Communities, Inc. and James C. Shook.  (Incorporated by reference to Exhibit 10.35 to
       Form 10-K dated March 20, 1996.)
 10.6  Director Stock Option Agreement, dated May 18, 1995 by and between Crossmann
       Communities, Inc. and Larry S. Wechter.  (Incorporated by reference to Exhibit 10.36 to Form 10-K dated March 20, 1996.)
 10.7  Non-standardized Joinder Agreement for McCready and Keene, Inc. 401(k) Basic
       Regional Prototype Plan (with Revised Options) for Crossmann Communities, Inc.
       (Incorporated by reference to Exhibit 10.26 to Form 10-Q dated May 10, 1995.)
 10.8  McCready and Keene, Inc. 401(k) Basic Regional Prototype Plan Basic Plan Document
       #03.  (Incorporated by reference to Exhibit 10.27 to Form 10-Q dated May 10, 1995.)
 10.9  Trust Agreement for Crossmann Communities, Inc. 401(k) Profit Sharing Plan, by and
       between Crossmann Communities, Inc. and Richard H. Crosser, John Scheumann, and
       Jennifer Holihen, Trustees.  (Incorporated by reference to Exhibit 10.28 to Form 10-Q dated May 10, 1995.)
10.10  Employee Stock Option Agreement, dated June 28, 1994 by and between Crossmann
       Communities, Inc. and Ronald W. Rooze.  (Incorporated by reference to Exhibit 10.31 to Form 10-K dated March 20, 1996.)
10.11  Employee Stock Option Agreement, dated March 2, 1995 by and between Crossmann
       Communities, Inc. and John Moody.  (Incorporated by reference to Exhibit 10.32 to
       Form 10-K dated March 20, 1996.)
10.12  Employee Stock Option Agreement, dated March 2, 1995 by and between Crossmann
       Communities, Inc. and Ronald W. Rooze.  (Incorporated by reference to Exhibit 10.34 to Form 10-K dated March 20, 1996.)
10.13  Director Stock Option Agreement, dated May 18, 1995 by and between Crossmann
       Communities, Inc. and James C. Shook.  (Incorporated by reference to Exhibit 10.35 to
       Form 10-K dated March 20, 1996.)

10.14  Director Stock Option Agreement, dated May 18, 1995 by and between Crossmann
       Communities, Inc. and Larry S. Wechter.  (Incorporated by reference to Exhibit 10.36 to Form 10-K dated March 20, 1996.)
10.15  Note Agreement dated as of December 19, 1995, $25,000,000 7.625% Senior Notes due
       December 19, 2004, by Crossmann Communities, Inc., et al. (Incorporated by reference to Exhibit 10.37 to Form 10-K dated March 20, 1996.)
10.16  7.625% Senior Note due December 19, 2004, issued to Combined Insurance Company of America by Crossmann Communities, Inc., et al.  (Incorporated by reference to
       Exhibit 10.38 to Form 10-K dated March 20, 1996.)
10.17  7.625% Senior Note due December 19, 2004, issued to The Minnesota Mutual Life
       Insurance Company by Crossmann Communities, Inc., et al.  (Incorporated by reference to Exhibit 10.39 to Form 10-K dated March 20, 1996.)
10.18  Amended and Restated Credit Agreement, dated December 22, 1995, by and between
       Crossmann Communities, Inc., and Bank One, Indianapolis, N.A.  (Incorporated by
       reference to Exhibit 10.40 to Form 10-K dated March 20, 1996.)
10.19  First Amendment to Amended and Restated Credit Agreement, dated March 27, 1997.
       (Incorporated by reference to Exhibit 10.41 to Form 10-Q dated May 13, 1997.)
10.20  Promissory Note, dated March 27, 1997, by and between Crossmann Communities, Inc.
       et al. and Bank One, Indiana, N.A.  (Incorporated by reference to Exhibit 10.42 to Form
       10-Q dated May 13, 1997.)
10.21  Employee Stock Option Agreement, dated March 13, 1996 by and between Crossmann
       Communities, Inc. and John Moody.  (Incorporated by reference to Exhibit 10.43 to
       Form 10-K dated March 14, 1997.)
10.22  Employee Stock Option Agreement, dated March 13, 1996 by and between Crossmann
       Communities, Inc. and Ronald W. Rooze.  (Incorporated by reference to Exhibit 10.44 to Form 10-K dated March 14, 1997.)
10.23  Director Stock Option Agreement, dated March 13, 1996 by and between Crossmann
       Communities, Inc. and Larry S. Wechter.  (Incorporated by reference to Exhibit 10.45 to Form 10-K dated March 14, 1997.)
10.24  Director Stock Option Agreement, dated March 13, 1996 by and between Crossmann
       Communities, Inc. and James C. Shook.  (Incorporated by reference to Exhibit 10.46 to
       Form 10-K dated March 14, 1997.)
10.25  Change of Control Severance Benefits Agreement, dated March 31, 1997 by and between Crossmann Communities, Inc. and Jennifer A. Holihen (Incorporated by
       reference to Exhibit 10.25 to Form 10-Q dated August 14, 1997).
10.26  Change of Control Severance Benefits Agreement, dated March 31, 1997 by and between Crossman Communities, Inc. and David McCormick (Incorporated by
       reference to Exhibit 10.26 to Form 10-Q dated August 14, 1997).







(11)  11.1  Statement Regarding Computation of Per Share Earnings
(12)  12.1  No Exhibit.
(13)        No Exhibit.
(15)        No Exhibit.
(16)  16.1  No Exhibit.
(23)  23.1  Consent of Ice Miller Donadio & Ryan (included in Exhibit 5.1)
      23.2  Consent of Deloitte & Touche LLP, independent public accountants.
      23.3  Consent of Ernst & Young LLP, independent public accountants.
(24)  24.1  Power of Attorney - See Signature Page.
(25)        No Exhibit.
(26)        No Exhibit.
(27)        No Exhibit.
(99)        No Exhibit.